FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

(Registrant)

Date March 28, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG INVESTMENTS INC.

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting (the "Meeting") of the Shareholders of CDG Investments Inc. ("CDG" or the "Corporation") will be held at the offices of the Corporation at Suite 500, 926 – 5th Avenue SW, Calgary, Alberta, on April 19, 2006 at 2:00 p.m. (Calgary time) for the following purposes:

1.

to receive and consider the financial statements of the Corporation for the year ended September 30, 2005 and the auditor's report thereon;

2.

to elect the directors of the Corporation for the ensuing year;

3.

to appoint the auditors for the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4.

to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Reorganization Resolution") approving, subject to receipt from the Canada Revenue Agency of certain Advance Tax Rulings in a form acceptable to the Corporation, as more particularly described in the accompanying management information circular and proxy statement of CDG dated March 6, 2006 (the "Information Circular"), the reorganization (the "Reorganization") of the business of the Corporation, as more particularly described in the Information Circular including, without limitation, the distribution of all of the common shares in the capital of Tyler Resources Inc. (the "Subsidiary Shares") held by CDG and the amount of cash, if any, that CDG believes is not required to pursue future opportunities and pay outstanding liabilities (the “Distributed Cash”) (collectively, the “Distributed Property”), by way of pro rata distribution to holders of common shares of CDG ("Common Shares"), a concomitant reduction of the stated capital of the Common Shares by an amount equal to the lesser of: (i) the paid-up capital of the Common Shares; and (ii) the fair market value of the Subsidiary Shares held by CDG and the Distributed Cash, pursuant to subsection 38(1) of the Business Corporations Act (Alberta) and the declaration of a dividend by the Corporation to the extent that the fair market value of the Distributed Property exceeds the paid-up capital of the Common Shares;

5.

pursuant to the proposed Reorganization, to consider and, if thought fit, to pass, with or without variation, the ordinary resolution of shareholders (the "Change of Business Resolution"), to approve a change of business to include such other venture as may be approved by Board of Directors as more particularly described in the Information Circular (other than an investment business);

6.

to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and mail it to the attention of the Corporation's Secretary at Suite 500, 926 – 5th Avenue S.W., Calgary, Alberta T2P 0N7. In order to be valid and acted upon at the Meeting, instruments of proxy must be returned to the aforesaid address no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time set for the holding of the Meeting or any adjournment thereof. Shareholders are cautioned that the use of the mail to transmit proxies is at each shareholder's risk.

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on March 6, 2006 (the "Record Date").  Only shareholders of the Corporation of record as at that date are entitled to receive notice of the Meeting.  Shareholders of record will be entitled to vote those Common Shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers Common Shares after the Record Date and the transferee of those Common Shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such Common Shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such Common Shares at the Meeting.

DATED at the City of Calgary, in the Province of Alberta, this 6th day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

“James Devonshire”

James Devonshire

Chairman, President and Chief Executive Officer

CDG INVESTMENTS INC.

SUITE 500, 926 - 5TH AVENUE S.W

CALGARY, ALBERTA, T2P 0N7

FORM OF PROXY FOR ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

This proxy is solicited by the management of CDG INVESTMENTS INC. (the "Corporation") for use at the Annual & Special Meeting (the "Meeting") of the holders of common shares of the Corporation (the "Shareholders") to be held at 2:00 p.m. (Calgary time) on Wednesday, the 19th day of April, 2006, at the offices of the Corporation at Suite 500, 926-5th Avenue S.W., Calgary, Alberta.

The undersigned Shareholder hereby appoints JAMES DEVONSHIRE, President, Chairman and Chief Executive Officer of the Corporation, or failing him, BARBARA O'NEILL, Secretary of the Corporation, or instead of either of them,                                  and                             , as proxyholder and alternate proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Meeting and at any adjournment(s) thereof and on every ballot that may take place in connection therewith.  Without limiting the general power conferred, the undersigned hereby directs the said proxyholder and alternate proxyholder to vote the shares represented by this proxy in the manner as indicated below:

1.

TO VOTE FOR ☐ or WITHHOLD FROM VOTING FOR ☐ an ordinary resolution appointing as directors of the Corporation, the nominees for election as directors as proposed in the Information Circular dated March 6, 2006 (the “Circular”);

2.

TO VOTE FOR ☐ or WITHHOLD FROM VOTING FOR ☐ an ordinary resolution appointing PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors of the Corporation to fix the auditors' remuneration;

3.

TO VOTE FOR ☐ or AGAINST ☐ a special resolution (the "Reorganization Resolution") approving, subject to receipt from the Canada Revenue Agency of certain Advance Tax Rulings in a form acceptable to the Corporation, as more particularly described in the accompanying management information circular and proxy statement of CDG dated March 6, 2006 (the "Information Circular"), the reorganization (the "Reorganization") of the business of the Corporation, as more particularly described in the Information Circular including, without limitation, the distribution of all of the common shares in the capital of Tyler Resources Inc. (the "Subsidiary Shares") held by CDG and the amount of cash, if any, that CDG believes is not required to pursue future opportunities and pay outstanding liabilities (the “Distributed Cash”) (collectively, the “Distributed Property”), by way of pro rata distribution to holders of common shares of CDG ("Common Shares"), a concomitant reduction of the stated capital of the Common Shares by an amount equal to the lesser of: (i) the paid-up capital of the Common Shares; and (ii) the fair market value of the Subsidiary Shares held by CDG and the Distributed Cash, pursuant to subsection 38(1) of the Business Corporations Act (Alberta) and the declaration of a dividend by the Corporation to the extent that the fair market value of the Distributed Property exceeds the paid-up capital of the Common Shares;

4.

TO VOTE FOR ☐ or AGAINST ☐ an ordinary resolution of shareholders (the "Change of Business Resolution"), to approve a change of business to include such other venture as may be approved by Board of Directors as more particularly described in the Information Circular (other than an investment business); and

5.

With respect to the transaction of such other business as may properly come before the Meeting as the proxyholder or alternate proxyholder, in his sole discretion, may see fit.

WHERE THE SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED ABOVE OR, IF NO DIRECTION IS GIVEN OR CHOICE SPECIFIED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN FAVOUR OF THE PROPOSED RESOLUTIONS.

2

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

In addition to any other manner permitted by law, a Shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by it by completing another proxy bearing a later date or by signing in person, or by attorney authorized in writing, a written revocation and depositing same with the Corporation's Secretary at Suite 500, 926 – 5th Avenue S.W., Calgary, Alberta, T2P 0N7, at any time up to and including the close of business on the business day immediately preceding the day of the Meeting or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment(s) thereof.

Each Shareholder has the right to appoint a person or persons, who need not be a Shareholder, other than the persons designated above, to attend as proxyholder or as alternate proxyholder and to act for him and on his behalf at the Meeting.  To exercise such right, the name of the Shareholder's nominee(s) should be legibly printed in the blank spaces provided or another proxy in proper form should be completed.

DATED this        day of                     , 2006.

(Signature of Shareholder)

(Name of Shareholder - please print)

Notes:

1.

If the appointer is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2.

This proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.   If the proxy is not dated in the above space, it is deemed to bear the date on which it is mailed or delivered to the person making the solicitation.

3.

Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4.

This proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporation's Secretary at Suite 500, 926 – 5th Avenue S.W., Calgary, Alberta, T2P 0N7, at least 48 hours (excluding Saturdays, Sundays and holidays) before the day of the Meeting, or any adjournment(s) thereof.

YOUR NAME AND ADDRESS AS LISTED ON THE ENVELOPE ARE SHOWN AS REGISTERED - PLEASE NOTIFY THE CORPORATION OF ANY CHANGE IN YOUR ADDRESS.

CDG INVESTMENTS INC.

INFORMATION CIRCULAR

For the Annual and Special Meeting of Shareholders

to be held on April 19, 2006

INFORMATION REGARDING PROXIES AND VOTING AT THE MEETING

This Information Circular – Proxy Statement (the "Information Circular") is furnished in connection with the solicitation of proxies by the Management of CDG Investments Inc. (the "Corporation" or "CDG") for use at the Annual and Special Meeting (the "Meeting") of the holders of common shares ("Common Shares") of the Corporation to be held at the offices of the Corporation at Suite 500, 926 – 5th Avenue S.W., Calgary, Alberta, on Wednesday, April 19 at 2:00 p.m. (Calgary time), and at any adjournment thereof, for the purposes set forth in the Notice of the Special Meeting (the "Notice").  Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation.  Costs associated with the solicitation of proxies will be borne by the Corporation.  Unless otherwise stated, information contained herein is given as of March 6, 2006.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is March 6, 2006 (the "Record Date").  Only Shareholders whose names are entered in the Corporation's register of shareholders at the close of business on that date and holders of Common Shares issued by the Corporation after such date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of his or her Common Shares after such date and the transferee of those Common Shares establishes that he or she owns such Common Shares and demands, not later than ten days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

Accompanying this Management Proxy Circular is an instrument of proxy for use at the Meeting.  Shareholders who are unable to attend the Meeting in person are required to date and sign the enclosed instrument of proxy and return it in the enclosed return envelope.  All properly executed instruments of proxy for Shareholders must be mailed so as to reach or be deposited with the Corporation's Secretary at Suite 500, 926 – 5th Avenue S.W., Calgary, Alberta T2P 0N7 (facsimile number 403-266-2606) not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment thereof.

The persons designated in the instrument of proxy are directors or officers of the Corporation.  A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons designated in the accompanying instrument of proxy, to attend at and represent the Shareholder at the Meeting.  To exercise this right, a Shareholder should insert the name of the designated representative in the blank space provided on the instrument of proxy and strike out the names of management's nominees or complete another appropriate form of proxy.

Signing of Proxy

The instrument of proxy must be signed by the Shareholder or the Shareholder's duly appointed attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation.  An instrument of proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person's capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Revocability of Proxies

A Shareholder who has submitted an instrument of proxy may revoke it at any time prior to the exercise thereof.  In addition to any manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, under its corporate seal or executed by a duly authorized officer or attorney of the corporation and deposited either: (i) with the Corporation's Secretary at the address referred to above at any time up to and including the last business day preceding the day of the Meeting, or any adjournments thereof, at which the instrument of proxy is to be used; or (ii) with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.  In addition, an instrument of proxy may be revoked: (i) by the Shareholder personally attending the Meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending at the Meeting and voting such securities; or (ii) in any other manner permitted by law.

Voting of Proxies and Exercise of Discretion by Proxyholders

All Common Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the instrument of proxy will be voted in accordance with such instructions.  The management designee named in the accompanying instrument of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing him or her on any ballot that may be called for at the Meeting.  In the absence of such direction, such Common Shares will be voted "FOR" the proposed resolutions at the Meetings.  The accompanying instrument of proxy confers discretionary authority upon the persons named therein with respect to amendments of or variations to the matters identified in the accompanying Notice and with respect to other matters that may properly be brought before the Meeting.  At the time of printing this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the accompanying Notice.

VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares – General

Shareholders of record on the Record Date are entitled to receive notice of and attend the Meeting and vote thereat on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to the Record Date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list before the Meeting, in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting.

On the Record Date, of the Corporation's authorized unlimited number of Common Shares, 40,434,855 Common Shares were issued and outstanding as fully paid and non-assessable.

Voting of Common Shares – Advice to Non-Registered Holders

Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting.  However, in many cases, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a)

in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares.  Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited or "CDS").

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice, this Management Proxy Circular and the instrument of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Typically, Intermediaries will use a service company (such as ADP Investor Communications ("ADP")) to forward meeting materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive meeting materials will:

(a)

have received as part of the Meeting Materials a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form; voting instruction forms sent by ADP permit the completion of the voting instruction form by telephone or through the Internet at www.proxyvotecanada.com; or

(b)

less typically, be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  The Non-Registered Holder need not sign this form of proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with CDG Investments Inc., Suite 500, 926 – 5th Avenue S.W., Calgary, Alberta T2P 0N7, as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own.  Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

Only registered Shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

Principal Holders of Common Shares

To the knowledge of the directors and senior officers of the Corporation, as of March 6, 2006, only the following Corporation beneficially owns, directly or indirectly, or exercises control or direction over more than ten percent of the votes attached to the securities of the Corporation:

Name and Address	Number of Common Shares	Percentage of Issued Common Shares
First Yellowhead Equities Inc.(1) #1, 1245 Stony Plain Rd.. Edmonton, Alberta, T5N 3N3	4,259,582	10.5%

Note:

(1) First Yellowhead Equities Inc. is a private company and Robert Ingram, a Director of CDG Investments Inc. is the President and a Director of First Yellowhead Equities Inc.

BUSINESS TO BE TRANSACTED AT THE SPECIAL MEETING

Shareholders will be asked at the Meeting to:  (i) receive and consider the financial statements of the Corporation for the year ended September 30, 2005; (ii) elect the directors of the Corporation for the ensuing year; (iii) appoint the auditors of the Corporation for this ensuing year; (iv) consider, and if deemed advisable, approve the Reorganization Resolution in the form set forth in Schedule "A" to this Information Circular which sets forth certain corporate matters relating to the Reorganization that require approval of the Shareholders; and (v) consider, and if deemed advisable, approve the Change of Business Resolution in the form set forth in Schedule "B" to this Information Circular.  Every holder of Common Shares entitled to vote at the Meeting will be entitled to cast one vote for each Common Share held with respect to the resolutions.  In order to be passed, the Reorganization Resolution will require the approval of greater than 66⅔% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.  Upon approval of the Reorganization Resolution and subject to receipt of certain Advance Tax Rulings in a form acceptable to the Corporation (see "Reorganization – Advance Income Tax Rulings"), the Directors will have the authority to proceed with the Reorganization, pursuant to which the Subsidiary Shares and the Distributed Cash (if any) will be distributed to the Shareholders and the stated capital of the Common Shares will be concomitantly reduced by an amount equal to the lesser of: (i) the paid-up capital of the Common Shares; and (ii) the fair market value of the Distributed Property and, at the discretion of the Corporation, the Corporation will declare a dividend to the extent that the fair market value of the Distribution exceeds the paid-up capital of the Common Shares.

FINANCIAL STATEMENTS

The financial statements of the Corporation for the year ended September 30, 2005 and the Auditors' Report thereon accompanying this Information Circular will be placed before the Shareholders at the Meeting for their consideration.

Shareholders who wish to receive interim financial statements are encouraged to send the enclosed notice in the addressed envelope to the Corporation at Suite 500, 926 – 5th Avenue S.W., Calgary, Alberta T2P 0N7.

ELECTION OF DIRECTORS

Unless otherwise directed, the management designees named in the accompanying instrument of proxy intend to vote in favour of the election, as directors, of the nominees whose names are set forth below.  The number of directors to be elected at the Meeting has been fixed at six.  It is intended that each person whose name appears hereunder will be nominated at the Meeting for election as a director of the Corporation to serve until the next annual meeting of the Shareholders of the Corporation, unless his office is earlier vacated.  All of the nominees are currently members of the board of directors of the Corporation.

In the event that prior to the Meeting, any vacancies occur on the slate of nominees submitted herewith, it is intended that discretionary authority will be granted to vote proxies solicited by or on behalf of management for the election of any other person or persons as directors.  Management is not currently aware that any such nominees would not be willing to serve as a director if elected.

The following information concerning the proposed nominees has been furnished by each of them:

Name, Present Office Held and Municipality of Residence	Principal Occupation or Employment for the Last Five Years	Director Since	Number of Common Shares Beneficially Owned and Controlled(2) (3)(4)
James Devonshire Chairman, Chief Executive Officer, President, and Director Calgary, Alberta	Self-employed Chartered Accountant and Management Consultant. Director of Manson Creek Resources Ltd.	March 30, 1990	1,969,800
Gregory H. Smith Chief Financial Officer and Director Calgary, Alberta	Self-employed Chartered Accountant. President of Oakridge Financial Management Inc., Chief Financial Officer and Director of Maglin Site Furniture Inc. and Aloak Corp. Director of Armistice Resources Ltd. and Tyler Resources Inc.	March 27, 1997	2,171,216
Calvin Fairburn Director Calgary, Alberta	Self-employed Professional Engineer. Over 45 years experience in the Petroleum and Natural Gas and Agriculture/ Farming Industries.	March 6, 2003	360,200
Robert G. Ingram(1) Director Edmonton, Alberta	Self-employed Chartered Accountant. Director and President of Southesk Energy Ltd., Director and President of Uncas Production Corporation and Director and President of First Yellowhead Equities Inc., all private companies. Director of Golden Band Resources Inc., Santoy Resources Ltd. and Equitech Corporation, all public companies.	September 4, 1981	7,435,582
Kerry Brown(1) Director St. Albert, Alberta	Chairman and Chief Executive Officer of Foundation Equity Corporation, an angel capital company, since its inception in 1992. Chairman of McCoy Corporation, a TSE listed company since 1995. Chairman of Equitech Corporation and Selient Inc., both listed on the TSX-V. Director of Innovotech Inc. listed on the TSX and First Yellowhead Equities Inc. a private Company.	February 28, 2005	1,020,300
Edward (Roger) Fry(1) Director Phoenix, Arizona	Self-employed businessman who specializes in private real estate development, finance and syndication. Chairman and Director of Safe Harbour Inc. and has served as a director on a number of public boards.	February 28, 2005	500,000

Notes:

(1)

The Corporation does not have an Executive Committee. Under applicable corporate legislation, the Corporation is required to have an Audit Committee, the members of which are Messrs. Ingram, Brown and Fry.

(2)

Does not include options held by Directors and/or Nominees as follows:

Option Holder	Number of Shares	Exercise Price	Expiry Date
Gregory H. Smith	375,000	$0.11	June 4, 2007
Kerry Brown	100,000	$0.33	February 27, 2008
Edward Fry	100,000	$0.33	February 27, 2008

(3)

Mr. Ingram holds 1,496,000 common shares directly. Mr. Ingram is also the President and Director of Uncas Production which holds 1,680,000 common shares and First Yellowhead Equities Inc. which holds 4,259,582 common shares.

(4)

The information as to the number of Common Shares beneficially owned, not being within the knowledge of CDG, has been furnished by the respective nominees.

Corporate Cease Trade Orders or Bankruptcies

No director of the Corporation is, or has been within the past ten years, a director or officer of any other company that, while such person was acting in that capacity:

(i)

was the subject of a cease trade or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after that individual ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days; or

(iii)

within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director of the Corporation is or has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

APPOINTMENT OF AUDITOR

The present auditor of the Corporation, PricewaterhouseCoopers LLP, Chartered Accountants ("PriceWaterhouse"), has been the auditor of the Corporation since April 2005.

Unless otherwise directed, the management designees named in the accompanying instrument of proxy intend to vote in favour of the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation, to hold office until the close of the next annual meeting, and further intend to vote that the fixing of the remuneration be a matter left to the directors of the Corporation.

REPORTING CURRENCY

Unless otherwise indicated, all monetary references herein are denominated in Canadian dollars. References to “$” or “dollars” are to Canadian dollars and references to “US$” or “U.S. dollars” are to United States dollars.

The following table sets forth (i) for the five most recent fiscal years, the average rate of exchange for the Canadian dollar, expressed in U.S. dollars, calculated by using the average of the exchange rates on the last day for which data is available for each month during such periods, and (ii) the high and low exchange rate during the previous six months, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

The average rate, calculated by using the average of the exchange rates on the last day of each month during the period, is set out for each of the periods indicated in the table below:

	Year Ended September 30,
	2001	2002	2003	2004	2005
Average for Period	US$0.6538	US$0.6356	US$0.6789	US$0.7521	US$0.8881

The high and low exchange rates for each month during the previous six months are as follows:

Month Ended
	September	October	November	December	January	February
	2005	2005	2005	2005	2006	2006
High for Period	US$0.8601	US$0.8601	US$0.8570	US$0.8682	US$0.8780	US$0.8798
Low for Period	US$0.8412	US$0.8416	US$0.8377	US$0.8524	US$0.8543	US$0.8633

As of September 30, 2005, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.8615 (US$1.00 = Cdn$1.1607).

As of March 6, 2006, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.8770 (US$1.00 = Cdn$1.1402).

REORGANIZATION

Background to the Reorganization

CDG was incorporated pursuant to the laws of Alberta on October 12, 1979.  The name of CDG was formerly "Golden Rule Resources Ltd.", which name was subsequently changed to "CDG Investments Inc." on March 21, 2002. Historically, CDG had been involved, directly and indirectly through its subsidiaries, in the business of the exploration and development of precious metal properties, primarily in Canada, with some activities in the United States, Venezuela, Ghana, West Africa and Mexico.  Due to the nature of the Corporation's mineral property holdings and market conditions at that time, management determined that the Corporation's assets could best be advanced by combining them with interests in other companies.  On March 21, 2002, the shareholders of CDG approved a special resolution authorizing: (i) the change of business of CDG from the mineral exploration business to the business of investing in mineral resources companies; and (ii) a change of name from Golden Rule Resources Ltd. to CDG.  CDG disposed of its last significant mineral property during the year ended September 30, 2004.  Since March 21, 2002, the only business carried on by CDG, other than the activities undertaken in connection with the disposition of its last remaining mineral properties, is an investment business. The assets of CDG currently consist of cash, accounts receivable, prepaid expenses and deposits, contingent royalty and sale payments and long-term investments.  CDG's liabilities consist of accounts payable and accrued liabilities.  The total cost of CDG's assets on September 30, 2005, computed for accounting purposes, was $7,219,896.  CDG had an accumulated deficit at that time of $36,688,906.

In 2002, the Corporation entered into an agreement to sell its mineral holdings within the La Ronge Gold Belt, Saskatchewan, to Golden Band Resources Inc. ("Golden Band"), a publicly listed company.  The proceeds of the sale were comprised of 11,569,202 shares of Golden Band and share purchase warrants entitling the holder thereof to acquire a further 2,892,202 common shares of Golden Band at a price of $0.15 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year.  The value assigned to the proceeds was $1,048,292, based on the average trading price of the Golden Band common shares during a reasonable period before and after the announcement of the transaction.

During the year ended September 30, 2005, the Corporation sold a significant portion of its investment in Golden Band Resources Inc.  At September 30, 2004 the Corporation held 12,361,266 common shares of Golden Band representing approximately 25% of the outstanding shares on that date.  The investment in Golden Band had been carried at cost during fiscal 2004 because the Corporation had only one of six directors on Golden Band’s board of directors, did not share common officers and did not have the ability to exert significant influence over operating, exploration or investment decisions.  During fiscal 2005, the Company acquired an additional 834,599 common shares of Golden Band by exercising warrants and sold 12,802,468 common shares of the Corporation in the open market.  As at September 30, 2005 the Corporation held 393,397 common shares of Golden Band representing less than 1% of total outstanding Golden Band shares on that date.  Subsequent to September 30, 2005, all of the remaining Golden Band shares were sold in the open market.

Effective February 18, 2003, the Corporation's Jolu Mill and equipment were sold to Jolu Development Corp. ("JDC"), a newly incorporated company whose sole shareholder immediately prior to the transaction was Golden Band.  In consideration for the sale of the mill and equipment, JDC agreed to assume the liabilities associated with the mill, past, present and future, issue shares in its capital stock valued at $350,000 and assign a royalty (the "JDC Royalty") to the Corporation based on $10 per tonne of ore processed through the mill, not to exceed $400,000 in total.  The value of the current liabilities net of any offsetting current assets that was assumed by JDC was $211,000.  In addition, JDC assumed $330,000 of the total site restoration liability that was estimated on the Corporation's books, and $329,000 of the reclamation deposit was transferred to JDC.

During 2004, the Corporation sold its approximately 40% interest in the Bahuerachi property in Mexico.  Tyler Resources Inc. (“Tyler”) issued 13,336,000 common shares at a price of $0.06 per share in payment of the purchase price.  The price was negotiated and agreed to by independent committees of the board of directors of both companies.  The Bahuerachi property was written-down to $800,000 at September 30, 2003 to reflect the value of the property. The sale closed on January 29, 2004, upon receipt of shareholder and regulatory approval.

Since the above mentioned sales, the Corporation has no longer held interests in any mineral properties and has operated purely as an investment company.  Although the market value of the Corporation’s portfolio increased significantly since it became an investment company, the increase in value was only partially reflected in the CDG share price.  The board of directors determined that a distribution of investments to the shareholders would be the best method of maximizing shareholder value.

On November 30, 2005, the Corporation distributed 5,204,329 of its shares in Manson Creek Resources Ltd. (“Manson”) and 7,286,300 of its shares in Northern Abitibi Mining Corp. (“Northern Abitibi”) by way of a share dividend. In addition to this share dividend the Company paid a cash dividend of $0.01 per share for a total cash dividend of $404,000. The cash dividend was declared to offset a substantial portion, if not all, of any Canadian withholding tax requirements related to the dividend being paid to US investors.  The cash and share dividends were payable to shareholders of record on November 16, 2005. Immediately subsequent to the distribution of the share dividend, the Corporation held a 2% interest in each of Manson Creek and Northern Abitibi. Consequently, effective the dividend distribution date, the Corporation ceased to equity-account for these two investments.  Subsequent to this distribution, the Corporation sold all of its remaining shares of Northern Abitibi and all but 386,719 of its shares in Manson Creek.  The Corporation plans to sell its remaining shares in Manson Creek before the Tyler distribution.

At September 30, 2005, the Company also had a 16% interest in the common shares of Tyler Resources Inc., (Tyler).  The interest was less than that generally considered indicative of significant influence.  However, as a result of the two companies sharing the same Chief Executive Officer, the Company was able to exercise significant influence over the operating decisions of Tyler.  Effective November 18, 2005, the Chief Executive Officer of the Company resigned as Chief Executive Officer of Tyler Resources Inc.  This severed the link of operational influence and consequently, effective November 18, 2005, the Company ceased to equity-account for this investment.

Concurrent with the Company relinquishing significant influence over Northern Abitibi, Manson Creek and Tyler, it ceased to be involved in the day-to-day management of these investees.  As a result, the Company became eligible to follow the method of accounting for investments by Investment Companies that is described in Accounting Guideline

AcG-18.  In accordance with AcG-18, the Company has carried its investments at fair value as at the December 31, 2005 balance sheet date and the unrealized appreciation of these investments has been included in earnings for the three months then ended.

As part of an ongoing effort to appropriately manage CDG’s assets and increase shareholder value, CDG’s Board of Directors (the “CDG Board”) has concluded that effecting the Tyler Distribution is in the best interests of CDG’s shareholders for several reasons.  First, although Tyler has interests in properties of merit, the CDG Board believes the value of CDG’s holdings in Tyler does not appear to be reflected in the share price of CDG; nor does the CDG Board believe that is it likely that any potential future increases in the share prices of Tyler will be adequately reflected in the share price of CDG.  The CDG Board believes that increased shareholder value could be achieved by shareholders holding the shares separately.

Second, the Distribution will give each of CDG and Tyler independent access to financing in the public markets and other funding sources by allowing the financial community to focus separately on each business, which the companies do not have under the present structure.  Likewise, the Distribution will make each of CDG and Tyler easier to analyze for both investors and analysts.

Recommendation of the Board

The Board of Directors has approved the proposed Reorganization and the transactions contemplated in connection therewith and has authorized the submission of the Reorganization Resolution set forth in Schedule "A" hereto to the Shareholders.  The Board of Directors has concluded that the Reorganization is in the best interests of CDG and the Shareholders and recommends that Shareholders vote in favour of the Reorganization Resolution.

In reaching its decision to recommend approval of the Reorganization, the Board of Directors considered a number of factors, including all of the background facts discussed above. Specifically, the Board of Directors considered the following items:

(a)

management of CDG believes that the Common Shares consistently trade at no less than a 50% discount to the net asset value of CDG.  It is believed that this is greater than the discount to net asset value experienced by other investment corporations, and consequently, management believes that the Reorganization will enhance shareholder value;

(b)

following completion of the Reorganization, each shareholder will be free to make his/her own investment decisions with respect to Subsidiary Shares and will consequently have greater individual portfolio flexibility; and

(c)

upon completion of the Reorganization, it is expected that there will be increased liquidity and trading activity in the Subsidiary Shares.

Summary of the Reorganization Process

It is hereby proposed that CDG will complete a reorganization consisting of the following steps, which shall occur on the Closing Date in the following sequence (the "Reorganization"):

(a)

the Meeting shall be held in order to approve Reorganization Resolution.  In order to be passed at the Meeting, such resolution shall require the approval of greater than 66⅔% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting;

(b)

CDG shall determine the amount of Distributed Cash (if any) that is distributable to the Shareholders, which shall be distributed in a amount that is pro rata to their respective holdings of Common Shares on the date that the distribution occurs (the "Distribution Date"); and

(c)

CDG shall distribute the Distributed Cash (if any) and all of the Subsidiary Shares held by CDG to the holders of Common Shares by way of a return of capital up to the paid-up capital of the Common Shares and, as a dividend for any amount in excess of the paid-up capital of the Common Shares, which shall take effect on the Distribution Date.  As at the date hereof, CDG's holdings of the Subsidiary Shares are as follows:

	Number of Shares held by CDG as at March 6, 2006	Percentage of Issued and Outstanding Shares
Tyler Resources Inc.	14,146,952	13.6%

Note:  A total of 400,000 shares, which can not be distributed will be sold prior to the distribution.

The stated capital of the Common Shares will be reduced by an amount equal to the lesser of: (i) the paid-up capital of the Common Shares on the Distribution Date; and (ii) the fair market value of the Distributed Property.  As at March 6, 2006, it is estimated that the amount of Distributed Cash available for distribution is $Nil and the approximate value of the Subsidiary Shares (based on closing prices as at March 6, 2006 of $1.06) was $14,571,769. It is therefore estimated that the market value of the Distributed Property as at March 6, 2006 is $14,751,769 or $0.36 per Common Share.   It is also estimated that the paid-up capital of the Common Shares as at March 6, 2006 was approximately $40,000,000.  Based on the foregoing, it is expected that the whole distribution will be made as a return of paid-up capital and that no portion of the Distribution is anticipated to be made as a dividend.  It should be noted that the actual number of Subsidiary Shares held by CDG (and therefore, the number of Subsidiary Shares available for distribution) and the amount of Distributed Cash (if any) will be determined on the Distribution Date and publicly announced at that time.  It should also be noted that the Reorganization Resolution confers discretion to the directors of the Corporation to revoke the Reorganization Resolution, to determine not to proceed with the Reorganization or to distribute less than all of the Distributed Cash and the Subsidiary Shares to ensure that the fair market value of the Distributed Property does not exceed the paid-up capital of the Common Shares on the Distribution Date.

Following the distribution of the Distributed Property, CDG will continue to retain its Over-The-Counter Bulletin Board ("OTCBB") and CNQ stock exchange ("CNQ") listings and will continue to have some outstanding liabilities.  Accordingly, prior to giving effect to the Reorganization, the directors of the Corporation will determine the amount of funds required to pay all of the outstanding liabilities of the Corporation, to maintain its OTCBB and CNQ listings and to fund new business opportunities on a going forward basis (such amount being hereinafter referred to as the "Retained Cash"), which amount will be retained within the Corporation and will not be included in the return of capital to Shareholders.  It is currently estimated that the amount of Retained Cash required for the foregoing purposes will be $4,000,000.  Upon completion of the Reorganization, the sole remaining assets of the Corporation will be the Retained Cash, the JDC Royalty and certain ongoing annual payments in respect of a previously settled litigation matter (an aggregate of $400,000 of which remains owing and is payable in equal instalments of $200,000 in each of June 2006 and 2007).

In connection with the reduction of the stated capital of the Common Shares and transfer of the Subsidiary Shares from CDG to the holders of Common Shares, no fractional Subsidiary Shares will be issued to the holders of Common Shares.  Fractional entitlements will be rounded down to the nearest whole number of Subsidiary Shares and any remaining Subsidiary Shares shall be aggregated and retained by CDG for its own account and sold subsequent thereto.  In calculating such fractional interests, all Subsidiary Shares to be issued to a known single beneficial holder of Common Shares shall be aggregated, to the extent possible.

Advance Income Tax Rulings

The Corporation has applied to the Canada Revenue Agency (Income Tax Rulings Directorate) for Advance Income Tax Rulings in respect of the Reorganization.  In general terms, the Advance Income Tax Ruling Request seeks confirmation that the distribution of the Distributed Property (not exceeding the paid-up capital of the Common Shares) will be treated as a tax-free receipt as opposed to a taxable dividend in the hands of the shareholders.  The fair market value of the Distributed Property will, however, reduce the adjusted cost base of the Common Shares held by the holder thereof – see "Material Canadian Federal Income Tax Considerations".

Description of Subsidiary Shares

Tyler Resources Inc. ("Tyler")

The information provided on Tyler has been compiled from publicly available documents located at www.sedar.com.

Overview

The information regarding Tyler Resources Inc. (“Tyler”) contained in this Information Circular is as of March 1, 2006, with the exception of the financial information, which is as at and for the three month period ended October 31, 2005. The unaudited interim financial statements as at, and for the three months ended October 31, 2005, including the balance sheets, statements of operations and deficit, statements of cash flow, notes to such financial statements and management’s discussion and analysis are attached hereto.  The financial statements for the year ended July 31, 2005, are filed on SEDAR (see below), an electronic database maintained on behalf of the Canadian provincial securities regulators.

The information that follows regarding Tyler has been derived from Tyler’s filings with the securities commissions or similar regulatory authorities in such provinces of Canada on SEDAR.  The following and other information about Tyler may be viewed on SEDAR, which is the System for Electronic Document Analysis and Retrieval, and documents filed on SEDAR may be viewed at the following Web site address: www.sedar.com.  CDG does not endorse or accept any responsibility for the content, or the use, of SEDAR.

Business Overview

Tyler is a mineral exploration company that was incorporated on August 5, 1980 under the Business Corporations Act of British Columbia, Canada, and was continued under the Business Corporations Act of Alberta on April 6, 1995.  The original name of the Company was “Capoose Mining Incorporated.  It changed its name to Capoose Minerals Incorporated on December 19, 1981, and then, on July 10, 1986, to Tyler Resources Inc.

Tyler is publicly listed on the TSX Venture Exchange under the trading symbol “TYS.”  Tyler’s principal executive offices are located at Suite 500, 926-5th Avenue SW, Calgary, Alberta, T2P 0N7.  Tyler is in the exploration stage, and all of its property interests are without known reserves and its proposed programs are exploratory in nature.  The underlying value of Tyler’s mineral properties and related deferred costs is dependent on the existence of economically recoverable reserves, the ability of Tyler to obtain the necessary financing to advance its properties beyond the exploration stage, and upon future profitable activities.

Tyler does not have significant sources of revenue from its activities and relies on equity financings to finance exploration on its properties.  The only source of revenue in the two immediately preceding fiscal years was interest income derived from holding cash in short-term investment vehicles such as bankers’ acceptances, treasury bills and brokerage cash accounts.

Tyler does not have significant tangible capital assets. Its most substantial assets are its mineral properties.

Tyler has three employees, the President and CEO, the Chief Financial Officer and Administrative Assistant.  All other services are performed by consultants who are paid on an hourly or per diem basis.

Exploration activities on its prospects in each country of Tyler’s operations are subject to various laws and regulations administered by federal, provincial, state and local governmental authorities.  The current operations of Tyler will not only require regulatory compliance, but will also require having in place various licenses and permits for proposed exploration and development activities.  The laws and regulations include those governing prospecting, labor standards, occupational health, waste disposal, toxic substances, land use and environmental protection.  Companies engaged in the exploration for mineral prospects and related extractive facilities generally experience increased costs and delays in schedules as a result of the need to comply with applicable laws and regulations and to obtain licenses and permits which may impose additional standards of compliance.  These laws, regulations and permitting requirements change from time to time, often becoming more stringent.  There is the possibility that Tyler may not meet these various requirements resulting in enforcement actions, injunctions, fines and penalties or curtailment or cessation of exploration.  Additionally, Tyler may have to take remedial measures requiring unanticipated capital expenditures, installation of additional equipment or restoration.  Tyler also may be required to compensate those suffering loss or damage by reason of its activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations.  To Tyler’s knowledge, it is in compliance with all environmental laws and regulations applicable to its exploration activities in Mexico and in Canada.

Tyler’s most important prospects are in Mexico. Exploration and mining activities on these prospects may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Changes in regulation or shifts in political conditions may adversely affect its business.  Mexico is, to a degree, a developing country, which may make it more difficult for Tyler to obtain any required exploration, development and production financing for prospects located there.

There is no guarantee that title in its Mexican prospect will not be challenged or impugned by third parties or that the applicable governmental authorities will not revoke, or significantly alter the ownership conditions of the mineral prospects. There is no certainty that the current rights represented by the mineral prospects or any additional rights applied for, will be granted or renewed on terms satisfactory to Tyler.  The prospects in Mexico are important to the business plan of Tyler, and if their ownership is impaired or questioned, it will be a significant set back to Tyler.

There is no guarantee that title to Tyler’s Canadian prospects will not be challenged or impugned.  Tyler has not conducted boundary surveys of the claims in which it holds direct or indirect interests, and therefore, the precise area and location of such claims may be in doubt.  Tyler’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Native land claim settlements are more advanced in the Northwest Territories than they are in most other areas of Canada.  None of the Tyler’s prospects in the Northwest Territories cover areas where the Federal Crown proposes to transfer mineral rights to First Nations.  Any loss of a prospect will impair its assets and future business operations.

Properties

The following sections provide a brief summary of Tyler’s most significant properties.  For more information on these properties, please see Tyler’s filings on SEDAR.

Bahuerachi, Mexico

The principal exploration property in Mexico is Bahuerachi, owned by the Company’s wholly-owned subsidiary Recursos Tyler SA de CV, located in the state of Chihuahua roughly 8 kilometres north of the town of La Reforma, Sinaloa. Substantially all of the company’s efforts and resources are devoted to the exploration of this project. The base and precious metals of interest on the property are copper, gold, molybdenum, zinc and silver.  At October 31, 2005 the Company held a 95% interest in the property.  Pursuant to an option agreement with a Mexican national, (the “Optioner”), the remaining 5% property interest is convertible by the Company into a 10% net profits interest, which can be purchased at any time by the Company for $700,000 US.

The Bahuerachi property currently consists of four mining concessions totalling 5,257 ha as follows:

Concession	Title Number	Area (Ha)	Date Issued	Expiry	Type
Bahuerachi	T 211761	500	2000	July 2050	Exploitation
Bahuerachi Dos	T 215572	2788	2002	March 2052	Exploitation
Bahuerachi Tres	T 215511	30	2002	February 2008	Exploration
Bahuerachi Cinco	T 225440	1939	2005	September 2011	Exploration

The prospect is under four contiguous concessions, which were issued in 2000, 2002 and 2005.  The majority of the prospect, 3,288 hectares, is under two exploitation type concessions, which expire in 2050 and 2052.  An additional 1,969 hectares are under exploration concessions which expire in February 2008 and September 2011; however, the concessions may be converted to exploitation permits.

During the year ended July 31, 2004 Tyler, following completion of an airborne survey, undertook its Phase I drilling program with the completion of 12 drill holes for a cumulative 1,084 meters of drilling over approximately 600 meters of the mapped strike length of the property. The total cost of this program was approximately $1,637,000 of the $1,674,000 total exploration expenditure for that year.  Phase I drilling confirmed that the extensive and continuous nature of high grade copper, gold, silver and locally zinc-bearing breccia and skarn bodies represented valid exploration targets.

This program was financed by Tyler’s private placements in December, 2003 and March, 2004 which raised net proceeds of approximately $3 million.

The Phase II Program, designed to cover approximately 11,000 meters of drilling, commenced during the year ended July 31, 2005, with expenditures totaling approximately $4 million by fiscal year end. This program was subsequently substantially expanded based on continuing encouraging results. Tyler plans to test the strike width, length and depth potential of the Bahuerachi main zone porphyry as well as test additional targets on site at an estimated cost of $6 million for drilling and infrastructure expansion over the forthcoming year.  This program will aim to clearly demonstrate the bulk tonnage potential of the system. This program will be financed by the proceeds of a private placement concluded in April 2005 that netted $9.7 million.

Tyler continues to be encouraged by the widespread mineralization encountered to date on the project with grades and widths confirming open pit style, bulk tonnage mining potential and is looking forward to accelerating its pace of exploration as rapidly as conditions allow.  Copper grades continue to fall well within the range of grades that are considered to have economic potential in the context of this property, and the presence of numerous additional metals, (gold, silver, zinc and molybdenum), could add considerable value to the complex.

The climate on the property which is typical of this area of the Sierra Madre is arid for most of the year punctuated by typically heavy rains during the period from September to November.  Exploration can occur year round.

Canada

Carat and Kelsey Properties, Northwest Territories

During the year ended July 31, 2004, Tyler granted Majescor Resources Inc., (Majescor), an option to acquire its approximate 30% and 33% interests, subject to a net profits interest retained by Tyler of approximately 8%, in the Carat and Kelsey diamond exploration joint ventures respectively. These two properties are Tyler’s only interests in the Northwest Territories.

In order to purchase the interests, Majescor will be required to pay Tyler $300,000 in cash, (received $150,000), and issue 300,000 common shares, (received 200,000), and 200,000 warrants, (received 100,000; 50,000 with an exercise price of $0.40 per share expiring March 5, 2007 and 50,000 with an exercise price of $0.45 per share expiring January 22, 2008).  The final option payment was due January 23, 2006 and is comprised of 100,000 Majescor common shares, 100,000 common share purchase warrants exercisable at $0.55 per share to January 22, 2008 and a cash payment of $150,000.    Majescor asked for and was granted an extension from January 23, 2006 to March 23, 2006 to make the final option payment.

Majescor’s joint venture partner had budgeted for a $660,000 exploration program on Carat during their calendar year 2005.

Saskatchewan-Weedy Lake

The Company has a 50.1% interest in the Weedy Lake property.  The property is located approximately 156 kilometers northeast of La Ronge, Saskatchewan.   During the year ended July 31, 2002 Tyler entered into an option agreement with Golden Band Resources Inc., (“Golden Band”), whereby Golden Band could earn 50% of Tyler’s interest in the property, (25.05% of the total property interest).  In order to earn the aforementioned interest, Golden Band was required to incur a minimum of $100,000 of exploration expenditures on the property in each of the first three years and a minimum of $1,500,000 in aggregate over four years.  On March 4, 2004, Tyler notified Golden Band that it was in default of the option agreement.  Tyler has agreed that Golden Band will undertake a scoping study which will serve as the basis for negotiations on the acquisition of Tyler’s remaining equity in the Golden Heart deposit by Golden Band and that, in the meantime, Tyler will temporarily suspend the non-compliance provisions of the Weedy Lake option agreement.

In assessing the carrying value of the property, management utilized an external report in their calculation that verified a write-down is not necessary at this time.  While Management believes that the carrying value of the property will be realized in the sale and is optimistic that the sale can be arranged, they can provide no assurances that a sale will be concluded at this time.

Risk Factors

The price of the Tyler’s common shares is subject to the risks and uncertainty inherent in its business.  You should consider the following factors as well as other information set forth in this Information Statement with respect to your investment in Tyler’s common shares.  If any of the risks described below occur, Tyler’s business, results of operations and financial condition could be adversely affected.  In such cases, the price of Tyler’s common shares could decline, and investors could lose all or part of your investment.

Tyler is in the exploration stage, and therefore investors bear all the risks of an early stage company with no operating history.

Tyler is in the mineral exploration business.  It has not engaged in any activities beyond that of obtaining mineral rights and conducting exploratory activities. There is a significant amount of additional work and investment necessary for Tyler to demonstrate the efficacy of its business plan of exploring different prospects for mineralizations.

Tyler has a Lack of Revenues; History of Losses

Tyler has not recorded any revenues or net income from its operations, nor has Tyler commenced commercial production on any of its properties over its 25 year existence.  At October 31, 2005, the Company had positive working capital of $9,010,000 and cash and cash equivalents of $9,593,000. There can be no assurance that significant additional losses will not occur in the near future or that Tyler will generate any revenues from mining operations or be profitable in the future.  The amounts and timing of expenditures will depend on Tyler’s ability to obtain financing on acceptable terms, the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, Tyler’s acquisition of additional properties and other factors, many of which are beyond Tyler’s control.

Tyler does not expect to receive revenues from operations in the foreseeable future, if at all.  Tyler expects to continue to incur losses unless and until such time as properties enter into commercial production, if at all, and generate sufficient revenues to fund its continuing operations.  The development of Tyler’s properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties.  There can be no assurance that Tyler will generate any revenues or achieve profitability.

Tyler has entered into arrangements and has interest dispositions and royalty arrangements with other entities.  Consequently, Tyler is dependant on others for exploration of the Saskatchewan and Northwest Territories prospects in Canada to which it has partial exploitation rights.  If these entities do not fulfill their obligations to Tyler or do not perform the activities expected, Tyler will suffer a direct loss or a loss of an opportunity.

Tyler has commitments to expend certain amounts under an agreement which could affect its rights if not made.

Under an option arrangement on the Bahuerachi property, Tyler is committed to making cash payments.  If Tyler does not have the ability to make these payments at any time in the future, it would be in breach of the agreement and may lose its rights thereunder, including the possibility of losing rights to the prospects or revenues therefrom.

There are many risks associated with mineral exploration, any one of which could increase operational expense, cause delays or require curtailment of activities, with adverse effects on the business operations, asset value and business prospects.

Mineral exploration involves a high degree of risk and few prospects which are explored ultimately result in production or generate revenues or profits. The long-term profitability of Tyler’s operations will be, in part, directly related to the cost and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to determine ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new prospects, to develop the mining and processing facilities at any site chosen for development. Even after development and extraction is undertaken, it is possible that mineralizations will not exist in sufficient quantities to justify operations.  In that event, investors will suffer an unrecoverable loss in their investment in Tyler.

The commercial viability of a prospect is subject to many variables, any one or more of which could cause Tyler to terminate exploration with a corresponding loss in the asset value and revenue potential.

If Tyler proceeds to production on a particular prospect, its commercial viability may be affected by factors that are beyond Tyler’s control, including the particular attributes of the deposit, the fluctuation in metal prices, the costs of mining, processing and refining, the availability of economic sources of energy, government regulations including those relating to prices, royalties, restrictions on production, quotas on extraction of minerals, as well as the protection of the environment and agricultural land. It is impossible to assess with certainty the impact of these factors.  As a result of any one or a combination of these factors, Tyler may be compelled to halt development or extraction operations resulting in unrecoverable losses and diminished business prospects.

Metals price fluctuations may adversely affect development decisions, revenue and profitability and ultimately investor return on an investment in Tyler.

The decision to develop a prospect, and ultimately the revenues and profitability of Tyler’s operations, will be dependent in part upon the market price of certain metals.  The prices of these metals have fluctuated widely and are affected by numerous factors.  These factors include international economic and political conditions, expectations of inflation, currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, availability and costs of metal substitutes, metal stock levels, and inventory carrying costs.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Tyler not pursuing a prospect or not receiving an adequate return on invested capital, or the investment not retaining its value.

Extractive operations are subject to many aspects of government regulation and compliance, all of which impact the ability to conduct operations and may impact the profitability of Tyler.

Exploration activities on its prospects is subject to various laws and regulations administered by federal, provincial, state and local governmental authorities.  The current operations of Tyler will not only require regulatory compliance, but also having in place various licenses and permits for proposed exploration and development activities.  The laws and regulations include those governing prospecting, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection and mine safety.  Companies engaged in the exploration for mineral prospects and related extractive facilities generally experience increased costs and delays in schedules as a result of the need to comply with applicable laws and regulations and to obtain licenses and permits which may impose additional standards of compliance.  These laws, regulations and permitting requirements change from time to time, often becoming more stringent.  There is the possibility that Tyler may not meet these various requirements resulting in enforcement actions, injunctions, fines and penalties or curtailment or cessation of operations.  Additionally, Tyler may have to take remedial measures requiring unanticipated capital expenditures, installation of additional equipment or restoration.  Tyler also may be required to compensate those suffering loss or damage by reason of its activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

In addition to general governmental regulation, Tyler faces an increasingly strict regime of environmental regulations which in all likelihood will result in greater operational expense and longer lead times for developmental and extractive activities and more stringent curtailments, fines and penalties for non-compliance.

Tyler’s operations will be subject to environmental regulation. This body of law provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations.  This regulation also governs aspects of operations, including water use, tailings, and reclamation.  Under these regulations, Tyler will have to obtain licenses and permits, which will require expenditure on consultants, preparation of impact studies, and fees and which will take substantial time.  Additionally, a breach of these regulations may result in the imposition of fines and penalties or force curtailment of activities.  Environmental legislation continues to evolve and is increasingly stringent with stricter standards, more investigation, and the greater likelihood of enforcement actions, fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in environmental regulations has the potential to reduce the profitability of operations or, in some events, limit operations.

If the title to its prospects are impaired or altered disadvantageously to Tyler, its business operations will be adversely impacted and its assets diminished.

There is no guarantee that title to its Mexico or Canadian prospects will not be challenged or impugned.  Tyler has not conducted boundary surveys of the claims in which it holds direct or indirect interests, and therefore, the precise area and location of such claims may be in doubt.  Tyler’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.  None of Tyler’s prospects cover areas where the Federal Crown proposes to transfer mineral rights to First Nations that they are aware of.  Any loss of a prospect will impair its assets and future business operations.

Competitors may be able to act more efficiently and more quickly with the result that Tyler’s future is adversely impacted.

Tyler competes with major mining companies and other smaller natural resource companies in acquisition, exploration and financing of new prospects and projects. Many of these companies are more experienced, larger and better capitalized than Tyler. Tyler’s competitive position will depend upon its ability to successfully explore, acquire and develop new and existing prospects or projects.  Tyler’s ability to compete also will depend on its financial condition.

Tyler will need additional financing in the future to execute its long-term business plan, and it does not have any specifically identified sources of capital.  The lack of capital may result in the need to postpone or restrict exploration, development and business operations.

Although Tyler has been successful in the past in obtaining financing through the sale of equity securities, and has $9.5 m of cash as of October 31, 2005, it may not be able to obtain adequate financing in the future.  It is also possible that any offered financing may not be on terms that are favorable or acceptable. Failure to obtain needed additional financing could result in delay or indefinite postponement of further exploration and development of Tyler’s prospects, and with the possible loss of prospects

Some risks of operations cannot be insured, so that if and when they happen, Tyler will be faced with an extraordinary expense and loss.

In the course of exploration of mineral prospects, unusual geological or unexpected operating conditions may occur, including rockbursts, cave-ins, fires and flooding.  Tyler may also incur liability as a result of pollution and other casualties. It is not always possible to fully insure against such risks, and Tyler may decide not to take out insurance against such risks as a result of high premiums or other reasons. Paying compensation for obligations resulting from such liability may result in significant costs for Tyler.

The loss of key personnel may have an adverse impact on the management leadership and the public perception of Tyler.

Tyler is heavily dependent upon the expertise of certain of its key officers. The loss of the services of one or more of these individuals could have a material adverse effect on Tyler. Tyler’s ability to recruit and retain highly qualified management personnel is critical to its success. There can be no assurance that Tyler will be successful in attracting and retaining skilled and experienced management; if it is unable to do so this may materially adversely affect Tyler’s financial performance.

Absence of Dividends

Tyler has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future.  There can be no assurance that Tyler’s Board of Directors will ever declare cash dividends, which action is exclusively within its discretion.  Investors cannot expect to receive a dividend on Tyler’s common shares in the foreseeable future, if at all.

Dilution

Tyler may attempt to raise additional capital in the future from the issue of new common shares and grant to some or all of its directors, officers, insiders and key employees options to purchase Tyler’s common shares as non-cash incentives to those employees.  Such capital raisings may be at prices below or equal to market prices, and such options may be granted at exercise prices equal to market prices at times when the public market is depressed.  Further, Tyler as of February 3, 2006 has 7.9 million warrants outstanding that may be exercised at $1.75 to acquire an equal number of common shares, and 6.35 million stock options that may be exercised at an average price of $0.50 per share to acquire 6.35 million common shares.  To the extent that significant numbers of new common shares are issued or options may be granted and exercised, the interests of then existing shareholders of Tyler will be subject to additional dilution.

Tyler is currently without a source of revenue and will most likely be required to issue additional shares to finance its operations and, depending on the outcome of feasibility studies, may also issue substantial additional shares to finance the development of a mine.

Volatility of Common Share Price and Volume

Tyler’s common shares are listed for trading on the TSX Venture Exchange.  Shareholders of Tyler may still be unable to sell significant quantities of the common shares into the public trading markets without a significant reduction in the price of the shares, if at all.

Shareholders may not be able to readily resell their shares of Tyler because of penny stock regulation.

Tyler’s common shares currently have a market price of less than US$5.00 and, pursuant to the Securities Enforcement Remedies and Penny Stock Reform Act of 1990, they are classified as a “penny stock”.  Since the common shares are classified as “penny stock,” they are subject to Rules 15g-2 through 15g-9 (the “Penny Stock Rules”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Penny Stock Rules impose additional reporting, disclosure and sales practice requirements on brokers and dealers before they can recommend the common shares for purchase by their customers, and require that such brokers and dealers make a special suitability determination for each purchaser and obtain the purchaser’s written consent to the purchase or sale of the common shares. The additional risk disclosures and documentation imposed by the Penny Stock Rules could have an adverse effect on the market for and/or the valuation of Tyler’s common shares.

Adverse Tax Consequences to U.S. Shareholders Resulting From Tyler’s PFIC Status

Certain U.S. income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant adverse U.S. tax consequences to U.S. shareholders of foreign corporations.  Tyler may qualify as a PFIC for the current fiscal year and may qualify as a PFIC in future years.  Certain U.S. shareholders who hold stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. holder.  In addition, special rules apply if Tyler qualifies as both a passive foreign investment company and a “controlled foreign corporation” and the U.S. shareholder owns, directly or indirectly, 10% or more of the total combined voting power of all classes of Tyler’s shares.

Share Capital

The authorized capital stock of Tyler consists of an unlimited number of voting common shares, no par value.  As of March 1, 2006, Tyler had 90,499,199 common shares issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

The following tables set forth certain information regarding beneficial ownership of Tyler’s common shares as of March 1, 2006, by (i) each person or entity who is known by CDG to own beneficially more than five percent (5%) of Tyler’s outstanding common shares, (ii) each of Tyler’s directors, (iii) each of Tyler’s executive officers who earned over US$100,000 in salary and bonus in the fiscal year ended July 31, 2005 and the President of Tyler, and (iv) all directors and executive officers as a group.  As of March 1, 2006, Tyler had 90,499,199 common shares issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission, and includes voting and investment power with respect to Tyler common shares.  Common shares subject to convertible debentures, warrants or options that are currently convertible or exercisable or convertible or exercisable within 60 days after March 1, 2006 are deemed to be beneficially owned by the person holding those securities for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other shareholder.  Unless otherwise indicated, the address for each person listed in the following table is c/o Tyler, Suite 500, 926-5th Avenue, SW, Calgary, Alberta  T2P 0N7 Canada.

Name	Amount and Nature of Beneficial Ownership	Percent of Class
Jean Pierre Jutras	2,342,000(1)	2.5%
Shane Ebert	1,069,000(2)	1.2%
Lesley Hayes	400,000(3)	0.4%
Alan Craven	206,000(4)	0.2%
Theodore Renner	301,000(5)	0.3%
CDG Investments Inc.	14,556,952 (6)	16.05%
Gregory Smith	1,591,000 (7)	1.8%
All executive officers and directors as a group (7 persons)	6,669,100 (8)	7.0%

____________________

 (1) Includes 1,760,000 common shares issuable upon exercise of stock options and 80,000 common shares issuable upon exercise of common share purchase warrants.

(2) Includes 895,000 common shares issuable upon exercise of stock options and 12,000 common shares issuable upon exercise of common share purchase warrants.

(3) Includes 400,000 common shares issuable upon exercise of stock options.

(4) Includes 200,000 common shares issuable upon exercise of stock options.

(5) Includes 200,000 common shares issuable upon exercise of stock options.

(6) Includes 400,000 common shares issuable upon exercise of common share purchase warrants.

(7) Includes 1,041,000 common shares held by 900914 Alberta Ltd. and 50,000 common shares held by Alberta Prosperity Fund, both corporations controlled by Mr. Smith, 100,000 common shares issuable upon exercise of common share purchase warrants by 900914 Alberta Ltd. and 400,000 common shares issuable upon exercise of stock options.

(8) Includes 4,430,000 common shares issuable upon exercise of stock options and 232,800 common shares issuable upon exercise of common share purchase warrants.

Directors and Executive Officers

Name and Age	Current (or First and Last) Position with Issuer	Principal Occupation for the Past Five Years
Jean Pierre Jutras Age 37	President since March 2005 and a Director since March 2002.

Employed directly by the Corporation since 2006.  Self employed Professional Geologist from 1996 to 2006.  Director and Vice-President of Manson Creek Resources Ltd., and a director and Vice-President of Northern Abitibi Mining Corp.  Vice President of CDG Investments Inc. from 2000 to 2003.

Gregory Smith Age 58	Chairman since December 2005 and a Director since December, 2000.

Self-employed Chartered Accountant.  President of Oakridge Financial Management Inc., Chief Financial Officer and Director of CDG Investments Inc., Maglin Site Furniture Inc. and Aloak Corp.  Director of Armistice Resources Ltd.

Lesley Hayes Age 43	Director since February 1997.	Self-employed consultant from 2002 to date. From 1999 to 2002 Practice Manager Creative Services, Burntsand Inc. Director of Northern Abitibi Mining Corp.
Alan Craven Age 66	Director since June 2005.	Professional Engineer and Director of Tyler Resources Inc. since June 14, 2005. President and CEO of Associated Mining Consultants Ltd. since 1981.
Dr. Shane Ebert Age 38	Director since January 2004 and Vice-President Exploration since November 2005.

Self-employed Professional Geologist, Consulting Geologist and Research Associate at the Mineral Deposit Research Unit (MDRU) University of British Columbia from 1999-2005.  President of Hot Spring Gold Corporation and consulting geologist 1996 to present. Director of Northern Abitibi Mining Corp. since 2003 and Manson Creek Resources Ltd. since 2001.

Theodore Renner Age 60	Director since February 2005.

A self-employed private business executive with B.Sc. Degree in Mechanical Engineering and MBA. Previous extensive experience over the last 25 years working with senior management in the oil and gas resource industry for various public companies and venture capital groups including President, CEO and Director Wascana Energy, President, CEO and Director Mark Resources.  Director of Uravan Minerals Inc.

Jennifer Munro Age 27	Chief Financial Officer since November 2005.	Chartered Accountant. Corporate Controller for Tyler since June 13, 2005. From January 2001 to June 2005, employed by Grant Thornton LLP, Calgary, most recently as a Manager.
Barbara O’Neill Age 39	Corporate Secretary since 1998	Corporate Secretary of Northern Abitibi Mining Corp. from 1993 to present, Tyler Resources Inc. from 1998 to present, Aloak Corp. from 1993 to present and CDG Investments Inc. from 1993 to present.

Tyler Board of Directors and Committee Meetings and Attendance

The Tyler Board of Directors (the “Tyler Board”) held 2 meetings during the fiscal year ended July 31, 2005 and up to and including October 31, 2005.  In accordance with the Business Corporations Act of Alberta, the Tyler Board reviewed and approved all required actions by written corporate resolution.   Tyler has not adopted any formal written policy regarding director attendance at its annual meetings of shareholders.  Messrs. Jutras, Smith and Ebert attended the 2004 annual meeting of shareholders.  Messrs. Craven and Renner were not directors at that time and did not attend.  Tyler has called its Annual & Special Meeting of shareholders for March 16, 2006.  Mr. Craven was appointed in June 2005 and Mr. Renner in February 2006.  Mr. Devonshire resigned as a director of Tyler on December 31, 2005.

All directors hold office until the next annual meeting of shareholders of Tyler and until their successors have been elected and qualified.  Officers of Tyler serve at the discretion of the Tyler Board.  In accordance with the Business Corporations Act of Alberta, the directors of Tyler shall call an annual meeting of shareholders to be held not later than 15 months after holding the last annual meeting and may, at any time, call a special meeting of shareholders.  Notice of the time and place of the meeting shall be communicated to Tyler’s shareholders of record entitled to vote, directors and auditors not less than 21 days and not more than 50 days before such meeting.  Tyler does not limit who may attend its annual meetings to its shareholders, directors and auditors.

A notice of record date advising of Tyler’s annual general meeting and the date for which the determination of shareholders entitled to vote at the annual meeting is to be fixed must be issued seven days in advance of the record date.  The notice of meeting, information circular, financial statements and proxy are to be mailed to the shareholders not less than 25 days prior to the meeting date.  A quorum for the transaction of business at a general meeting is one shareholder present in person or represented by proxy representing a minimum of 5% of the issued voting shares in Tyler.  No business shall be transacted at a general meeting unless the requisite quorum shall be present at the commencement of the meeting.

Only members who are registered holders of Tyler’s shares at the close of business on the record date (a date which is not more than 50 days, nor less than 35 days prior to the date of the meeting) who either attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

On a show of hands, every person who is present and entitled to vote shall have one vote.  Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the Chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the members upon the said question.

The Tyler Board will consider shareholders’ nominations for directors if made in writing in accordance with the Business Corporations Act of Alberta.  Because Tyler has not received recommendations from its shareholders in the past, the Tyler Board has no formal policy with regard to the consideration of any director candidates recommended by Tyler shareholders.  The Tyler Board has not adopted formal policies regarding minimum qualifications for director candidates.

Corporate Governance Disclosure

Corporate governance relates to the activities of the Board of Directors, the members of which are elected by and are accountable to Tyler’s shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Corporation.  Tyler is committed to sound corporate governance practices, which are both in the interests of its shareholders and contribute to effective and efficient decision-making.  Tyler believes that its corporate governance practices ensure that the business and affairs of Tyler are effectively managed so as to enhance shareholder value.

Tyler has reviewed its own corporate governance practices in light of the guidelines contained in National Instrument 58-201 – Corporate Governance Guidelines (“NI 58-201”).  Tyler’s practices comply generally with the guidelines; however, the Board considers that some of the guidelines are not suitable for Tyler at its current stage of development and therefore these guidelines have not been adopted.  Set out below is a description of Tyler’s corporate governance practices.

Board of Directors

Tyler’s Board functions independently of management because one half of the members are non-management.  Tyler’s Board has determined that three of six Directors are independent.  An “independent” director is a director who is independent of management and free from any interest any business or other relationship that could, or could reasonably be perceived to materially interfere with the director’s ability to act in the best interests of the Corporation, other than interests arising from shareholders.  These directors are Lesley Hayes, Alan Craven and Theodore Renner.  Messrs. Jutras and Ebert are not considered to be “independent” directors because they are officers of Tyler and Mr. Smith is a director and officer of CDG Investments, which holds approximately 14% of the common shares of Tyler.

Ethical Business Conduct

To encourage and promote a culture of ethical business conduct, Tyler has adopted a code of business conduct and ethics applicable to all members of Tyler including directors, officers, consultants and employees.  Each director, officer, consultant and employee of Tyler receives a copy of the code of business conduct and ethics.

In addition, Tyler’s Board of Directors monitors the ethical conduct of the Tyler to ensure that it complies with applicable legal and regulatory requirements, such as those of relevant securities commission, stock exchanges and the Business Corporations Act.  Tyler’s Board of Directors believes that the fiduciary duties placed on individual directors by Tyler’s governing corporate legislation and common law, as well as the restrictions placed by applicable corporate legislation on the individual directors’ participation in decisions of Tyler’s Board of Directors in which the director has an interest, have been sufficient to ensure that Tyler’s Board of Directors operated independently of management and in the best interest of Tyler.

Tyler’s Board of Directors has also adopted a “Whistleblower Policy” wherein employees, directors, officers or consultants of Tyler are provided with a mechanism by which they can raise concerns in a confidential, anonymous process.

Nominating and Corporate Governance Committee

Tyler’s Nominating and Corporate Governance Committee is comprised of three directors, Lesley Hayes, Alan Craven and Gregory Smith (Chairman).    Ms. Hayes and Mr. Craven are considered to be “independent” directors and Mr. Smith, who is a director and officer of CDG Investments, which holds approximately 14% of the common shares of Tyler is not.

The Nominating and Governance Committee develops Tyler’s approach to governance issues in general and is responsible for establishing the processes for assessing the effectiveness of the Board as a whole, the Committees of the Board, and each individual Director.

The Nominating and Governance Committee identifies, recruits, nominates, endorses and recommends appointment of new Directors based on the needs of the Board. Generally, new nominees for Directors must have a track record in general business management, special expertise in an area of strategic interest to Tyler, the ability to devote the time required, shown support for the Corporation’s mission and strategic objectives, and a willingness to serve.

Compensation

Tyler has a Compensation Committee comprised of three directors Lesley Hayes (Chairman), Alan Craven and Gregory Smith. Ms. Hayes and Mr. Craven are considered to be “independent” directors and Mr. Smith, who is a director and officer of CDG Investments, which holds approximately 14% of the common shares of Tyler, is not.  Tyler’s Board is responsible for reviewing and approving the position description for the President, which shall include his authorities and accountabilities; the corporate goals and objectives for which the President shall be responsible; to monitor the President’s performance relative to these goals and objectives and to formally evaluate his performance at least annually.

Tyler’s Compensation Committee is also responsible for reviewing the President’s recommendations respecting compensation of other senior executives of Tyler, to ensure such arrangements reflect the responsibilities and risk associated with each position.  When determining the compensations, the Compensation Committee considers: (i) recruiting and retaining executives critical to the success of Tyler and the enhancement of shareholder value; (ii) providing fair and competitive compensation compared to the remuneration paid by other reporting issuers similarly placed within the same business as Tyler; (iii) balancing the interest of management and Tyler’s shareholders; (iv) rewarding performance, both on an individual basis and with respect to operations in general.  In order to achieve these objectives, the compensation paid to Tyler’s executive officers consists of a base salary or billing rate and from time to time may consist of an incentive in the form of stock options.

Tyler’s Compensation Committee conducts a review with regards to directors’ compensation once a year.  To make its recommendation on directors’ compensation, Tyler’s Board of Directors takes into account the types of compensation, the amounts paid to directors of comparable publicly traded companies and risk of personal liability.  At July 31, 2005, Tyler did not have a standard arrangement pursuant to which directors were compensated by Tyler for their services in their capacity as directors except for receiving $500 for a directors meeting in person and $300 for a directors meeting by phone.  As of January 2006, a cash compensation of $1,000 monthly to each outside director and an additional $250 to the Chairman of the Board had been approved.   In addition, from time to time directors receive grants of stock options, under Tyler’s stock option plan.

Tyler maintains Directors’ and Officers’ Liability Insurance for its Directors and Officers.

Option grants made during the fiscal year ended July 31, 2005 and during the three months ended October 31, 2005 inclusive, to directors include:

Name	Number of Common Shares Underlying Options (1)	% of Total Options Granted in Period	Exercise Price	Expiration Date
Alan Craven	200,000	8.4%	$1.00	July 20, 2010
James Devonshire	200,000	8.4%	$1.54	May 2, 2008
Shane Ebert	125,000	5.3%	$1.54	May 2, 2008
Jean Pierre Jutras	200,000	8.4%	$1.54	May 2, 2008
James Devonshire	275,000	11.6%	$0.65	December 16, 2009
Shane Ebert	225,000	9.5%	$0.65	December 16, 2009
Jean Pierre Jutras	225,000	9.5%	$0.65	December 16, 2009
Lesley Hayes	100,000	4.2%	$0.65	December 16, 2009
Gregory Smith	150,000	6.3%	$0.65	December 16, 2009

_____________

(1)  All options were fully vested when granted.

Tyler has an employment contract with Mr. Jutras, President and CEO, that requires 60 days advance notice of resignation and with Ms. Munro, Chief Financial Officer, that requires 45 days advance notice of resignation.  Mr. Jutras, under a termination clause in his contract and subject to certain conditions, may receive a payout amount of 3 times the monthly remuneration, plus one additional payment of monthly remuneration for each year of service to Tyler (or fraction thereof), provided however that the total sum does not exceed a maximum of 12 times the monthly remuneration. There are no other employment contracts between Tyler and any executive officer.  There are no compensatory plans or arrangements with any other executive officer (including payments to be received from Tyler or any subsidiary), which result or will result from the resignation, retirement or any other termination of employment of such executive officer or from a change of control of Tyler or any subsidiary thereof or any change in such executive officer's responsibilities following a change in control.  In the event of a sale by Tyler of all or substantially all of its assets or in the event of a change in control of Tyler, each holder shall be entitled to exercise, in whole or in part, the options granted to such holder, either during the term of the option or within 90 days after the date of the sale or change of control, whichever first occurs.

Other Board Committees

Tyler has also adopted a Technical Committee consisting of Jean Pierre Jutras, Shane Ebert and one independent director, Alan Craven.  The Technical Committee shall be appointed annually from among the members of the Board and must contain at least one independent director.  Its primary function is to assist the Board in fulfilling its oversight responsibilities by reviewing Tyler’s technical activities and contents of news releases.  If the independent Director is not available then the Committee has been authorized to consult independent outside technical experts.

Assessments

Tyler’s Board of Directors will annually complete a self-assessment of its performance to satisfy itself that the Board as a whole, its committees, and its individual directors are performing effectively.

Audit Committee

The Tyler Audit Committee operates pursuant to a written charter adopted by the Tyler Board, which sets forth in more specific detail the duties and responsibilities of the Tyler Audit Committee.  The Tyler Audit Committee charter can be viewed at Tyler’s website at www.tylerresources.com under the section entitled “Corporate Governance.”

The Tyler Audit Committee must be comprised of at least three directors, a majority of whom must be “independent” directors.  “Independence” is determined in accordance with Canadian Multilateral Instrument 52-110, Section 1.4 (“MI 52-110”).   The Tyler Board appoints the members of the Tyler Audit Committee annually.  Currently the majority of the Audit Committee does not consist of independent directors.  Ms. Hayes is independent and Messrs. Smith and Ebert are not.  At July 31, 2005, Mr. Ebert was considered to be independent but was appointed Vice-President Exploration on November 18, 2005.  Mr. Smith is not considered to be independent as he is a director and officer of CDG Investments, which holds approximately 14% of the common shares of Tyler. Tyler intends to rectify this situation following the Annual & Special Meeting.

The Tyler Audit Committee must review the annual and interim financial statements and management’s discussion and analysis (“MD&A”) of Tyler filed in Canada before they are approved by the Tyler Board and the information is publicly disclosed.

Appointment of Auditor

The present auditor of Tyler, PricewaterhouseCoopers LLP, was appointed at the annual meeting of shareholders held May 12, 2005.  The previous auditor of Tyler, Grant Thornton LLP, Chartered Accountants (“Grant Thornton”), had been the auditor of Tyler since September 1981, but was not reappointed for the July 31, 2005 fiscal year.  The decision to not reappoint Grant Thornton was made by the Tyler Board.  There were no disagreements between Tyler and Grant Thornton, within the meaning of National Instrument 51-102 (“NI 51-102”), and the reports of Grant Thornton on Tyler’s financial statements for the years ended July 31, 2004 and July 31, 2003 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

In connection with Grant Thornton’s audits of Tyler’s financial statement for the two most recent fiscal years, there have been no disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Grant Thornton, could have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements for such periods.  During Tyler’s two most recent fiscal years and through October 31, 2005, there were no reportable events as defined in Item 304(a)(1)(iv) of Regulation S-B.

The Tyler Audit Committee pre-approves audit engagement terms and fees prior to the commencement of any audit work, other than that which may be necessary for Tyler’s independent auditors to prepare the proposed audit approach, scope and fee estimates. The independent auditors annually submit a written proposal that details all audit and audit related services. Audit fees are fixed and contained in the proposal, and the Tyler Audit Committee reviews the nature and dollar value of services provided under such proposal. Any revisions to such proposal after the engagement has begun are reviewed and pre-approved by the Tyler Audit Committee.

There were no fees paid in 2005 or 2004 that were not pre-approved by the Tyler Audit Committee. All audit and audit-related services were approved by the Tyler Audit Committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

For the last two fiscal years, Tyler has paid the following amounts as external auditor service fees:

	Fiscal year ended July 31, 2005	Fiscal year ended July 31, 2004
Audit Fees (1)	$10,000	$11,450
Audit-Related Fees	$450	-
Tax Fees	$900	-
All Other Fees	-	-

(1)

Includes audit of accounts, review of financial statements, preparation of audit committee report, attendance at audit committee meeting and review of the Corporation’s Form 20F.

Tyler Audit Committee Financial Expert

The Tyler Board has determined that Mr. Smith of the Tyler Audit Committee is Tyler’s financial expert.  This determination is based on his experience and active employment as a self-employed Chartered Accountant.  Mr. Smith is not considered to be an “independent director” as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.    The other members of the Tyler Audit Committee are Mr. Ebert and Ms. Hayes, who are considered to be “independent directors” as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.

To the best of Tyler’s knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of Tyler’s officers or directors was selected as an officer or director of Tyler.

There are no family relationships between any director or officer of Tyler and any other director or officer of Tyler.

Legal Proceedings Involving Directors and Officers

There are not any material legal proceedings in which any director, officer or affiliate of Tyler or greater than 5% owner of Tyler (or any affiliate of the foregoing) is a party adverse or has a material interest in a matter adverse to Tyler.  Likewise, there has not been any involvement of any director or officer in any material legal proceedings generally over the last five years.

Indebtedness of Directors and Officers

No director, officer or their respective associates or affiliates is or has been indebted to Tyler or any of its subsidiaries at any time.

Communications with the Tyler Board

Tyler has an informal process for its shareholders to send communications to the Tyler Board, to any committee of the Tyler Board, or to one or more individual directors.  Such communications should be in writing and sent by mail to Tyler, Attention:  Corporate Secretary, Suite 500, 926-5th Avenue, SW, Calgary, Aberta  T2P ON7, or by email to inquiries@tylerresources.com.  The Corporate Secretary will transmit all such communications to the person or persons to whom they are directed.

Executive Compensation

Aggregate Compensation

During the financial year ended July 31, 2005, there were two Executive Officers of the Corporation who received, in the aggregate, cash remuneration of $169,210.  Such compensation was paid to the individuals or their controlled corporations in consideration for consulting services provided and billed on an hourly or per diem basis.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid, during each of the last three financial years (as applicable), to the Corporation's Chairman and Chief Executive Officer and President and Chief Operating Officer (the "Named Executive Officers"), who received remuneration, determined on the basis of base salary and bonuses, during the financial years ended July 31.

	Annual Compensation			Long-term Compensation
Name and Principal Position	Year Ended July. 31	Salary(1) ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ Granted (#)	Restricted Shares/Units Awarded (#)	LTIP Payouts ($)	All Other Compensation ($)

Jean Pierre Jutras(2) President, CEO	2005 2004 2003	109,490 99,200 47,300	Nil Nil Nil	Nil Nil Nil	425,000 1,335,000 -	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
James Devonshire (3) Past Chairman, CEO	2005 2004 2003	59,720 53,780 14,550	Nil Nil Nil	Nil Nil Nil	475,000 975,000 -	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) Perquisites and other personal benefits received did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the Named Executive Officers.  All amounts appearing hereunder represent the annual total of per diem or hourly billings from the individuals’ controlled Corporations.

(2) Jean Pierre Jutras served as interim President from June 7 to November 8, 2001 and as V.P. Exploration Mexico from January 12, 2001.  Mr. Jutras was appointed President on December 19, 2001 and CEO on November 18, 2005. The services of Mr. Jutras were made available to the Corporation through 635280 Alberta Ltd., a company controlled by Mr. Jutras.

(3) James Devonshire was appointed interim President as of August 10, 2000 and President on December 20, 2000.  The services of Mr. Devonshire were made available to the Corporation by Kingslea Financial Corp., a company controlled by Mr. Devonshire.  Mr. Devonshire took an official leave of absence on June 7, 2001 and returned as President from November 8, 2001 until December 19, 2001.  He was appointed Chairman and CEO on December 19, 2001.  He served as CEO until November 18, 2005 and Chairman until his retirement, effective December 31, 2005.

Long-Term Incentive Plan Awards

Tyler has no long-term incentive plans.

Options/SARs Granted During the Most Recently Completed Financial Year

The following table sets forth the stock options or stock appreciation rights (SARs) granted to the Named Executive Officers for the financial year ended July 31, 2005:

	Securities Under Options/SARs Granted (#)	% of Total Options/SARs granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Jean Pierre Jutras	225,000 200,000	9.5% 8.4%	$0.65 $1.54	$0.64 $1.53	Dec 16/09 May 2/08
James Devonshire	275,000 200,000	11.6% 8.4%	$0.65 $1.54	$0.64 $1.53	Dec 16/09 May 2/08

Aggregated Option/SAR Exercises During the Year Ended July 31, 2005 and Financial Year-end Option/SAR Values

The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as at July 31, 2005 and options exercised by the Named Executive Officers during the financial year ended July 31, 2005:

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs as at July 31, 2005 (#)		Value of Unexercised In-the-Money Options/SARs as at July 31, 2005 (1) ($)

			Exercisable	Unexercisable	Exercisable	Unexercisable
Jean Pierre Jutras	50,000	$74,000	1,985,000	Nil	2,104,100	Nil
James Devonshire	675,000	$670,000	1,000,000	Nil	1,060,000	Nil

Note:

(1)      Calculated as the difference in the market value of the securities underlying the options at July 31, 2005 and the exercise price.

Option and SARs Repricings/Cancellations

No stock options or stock appreciation rights granted to the Named Executive Officers for the financial year ended July 31, 2005 have been cancelled or expired.  Options granted on May 2, 2005 at $1.50 were repriced to $1.54 on February 13, 2005 to reflect a no-market discount in the option grant price.

Stock Option Plan

In August of 2002, the TSX Venture Exchange adopted a new stock option policy whereby all Tier 2 Corporations must implement and approve yearly a stock option plan. In accordance with this policy, Tyler adopted a 2002 Stock Option Plan on November 7, 2002, which was approved by the Shareholders at the Annual & Special Meeting held on December 18, 2002.  The Plan authorizes the Tyler’s Board to issue options to directors, officers, key employees and others who are in a position to contribute to the future success and growth of Tyler.   It is the intention of Tyler’s board of directors to rename the 2002 Plan, the 2006 Stock Option Plan (the “Plan”), otherwise without amendment, which will be approved by the shareholders at the Annual & Special Meeting to be held on March 16, 2006.

Under the Plan, the aggregate number of shares issuable upon exercise of options granted thereunder may not exceed 10% of the total number of outstanding shares of Tyler at the time the options are granted.  Further, the aggregate number of shares issuable upon the exercise of the options granted thereunder to any one individual may not exceed 5% of the total number of outstanding shares of Tyler. Options issued pursuant to the Plan must have an exercise price not less than that from time to time permitted by the stock exchange on which the shares are then listed. The period during which an option may be exercised shall be determined by the Board at the time the option is granted, subject to any vesting limitations which may be imposed by the Board at the time such option is granted, provided no option shall be exercisable for a period exceeding 5 years from the date the option is granted unless specifically provided by the board of directors of Tyler and in any event, no option shall be exercisable for a period exceeding 10 years from the date the option is granted.

The options granted under the Plan expire on the earlier of the date of the expiration of the option period noted above and must expire 90 days after the date a holder ceases to hold the position or positions of director, officer, employee or consultant of Tyler and within 30 days for any optionee engaged in investor relations activities.  In the event of the death or permanent disability of a holder, any option previously granted to him shall be exercisable until the end of the option period noted above or until the expiration of 12 months after the date of death or permanent disability of such option holder, whichever is earlier.

In the event of a sale by Tyler of all or substantially all of its assets or in the event of a change in control of Tyler, each holder shall be entitled to exercise, in whole or in part, the options granted to such holder, either during the term of the option or within 90 days after the date of the sale or change of control, whichever first occurs.

Of the 9,029,920 options eligible for grant under the Plan, 5,658,200 options are currently granted and outstanding.  These options have been granted to directors, officers and employees/consultants of the Corporation (at exercise prices of $0.10-$1.54 per Common Share).

Equity Compensation Plan Information

The information contained below is as of the year ended July 31, 2005.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	3,980,000	$0.23	-
Equity compensation plans not approved by shareholders	2,370,000	$0.97	2,319,892
Total	6,350,000	$0.50	2,319,892

Retirement Benefits

As of March 1, 2006, Tyler does not have any plans that require Tyler to contribute to, or to provide pension, retirement or similar benefits to directors and officers.

Management and Consulting Contracts

Remuneration for the services of Jean Pierre Jutras (President, Chief Executive Officer and Director) was paid to his company, 635280 Alberta Ltd. until January 31, 2006.  On February 1, 2006 Mr. Jutras became an employee of the Corporation and is paid directly at a monthly rate of $12,000 per month. Shane Ebert (Vice-President Exploration) bills the Corporation directly.   The services of Mr. Ebert are billed at $450 per diem.   Ms. Jennifer Munro (Chief Financial Officer) is paid a salary of $7,080 per month.

Certain Relationships and Other Transactions with Management

Other than as disclosed in the section entitled “Tyler – Executive Compensation” of the Information Statement and the transactions set forth below, there are no other related-party transactions or proposed transactions involving any officer or director of Tyler or any associate or affiliate of such person and Tyler that have occurred during its fiscal year ended July 31, 2005 and during the three months ended October 31, 2005. There are no debts owing directly or indirectly to Tyler by any officer or director of Tyler or any associate or affiliate of such person.

The following non-arm’s length transactions occurred during the three months ended October 31, 2005:

•

$6,971 was paid and $9,324 was accrued to a Company controlled by Mr. Devonshire, an Officer and Director of the Company for management services;

•

$14,554 was paid and $11,690 was accrued to a Company controlled by Mr. Jutras, an Officer and Director of the Company for geological consulting and management services;

•

$13,631 was paid and $6,282 was accrued to Dr. Ebert, an Officer and Director of the Company for geological consulting and director services;

•

$21,657 was paid to Ms. Munro, an Officer of the Company for corporate accounting and management services;

•

$1,300 was accrued to Mr. Smith, a Director of the Company for director services;

•

$1,300 was accrued to Ms. Hayes, a Director of the Company for director services;

•

pursuant to an office lease agreement, a total of $5,510 was paid to a Company related by virtue of certain common officers and directors for rent  of shared office space and $5,333 for lease operating costs and miscellaneous office expenses;

•

$22,984 was paid to a Company by virtue of certain common officers and directors for allocated office and secretarial expenses;

•

Effective December 17, 2004, the outside directors are entitled to receive $500 per director or committee meeting attended in person and $300 per director or committee meeting attended by telephone.

The following non-arm’s length transactions occurred during the year ended July 31, 2005, (rounded to the nearest $1,000):

•

paid or accrued $19,000 to a corporation related by virtue of certain common officers and directors for rent of shared office space and $18,000 for lease operating costs and miscellaneous office expenses;

•

paid or accrued $242,000 for consulting fees charged by officers’ companies and directors on a per diem basis for geological and administrative services provided. (Geological fees directly related to specific mineral properties have been capitalized to those properties.);

•

paid or accrued to a corporation related by virtue of certain common officers and directors $51,000 for allocated office and secretarial expenses.

The purpose of paying related companies for rent and office expenses is to realize certain economies experienced by sharing office and administrative services.

Pursuant to the terms of the employment contract with a company controlled by Mr. Devonshire, termination-related costs of approximately $17,500 were paid in December 2005.

Financial Statements

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.  There are material measurement differences between United States and Canadian GAAP.

The unaudited interim financial statements for the three months ended October 31, 2005, including the balance sheets, statements of operations and deficit, statements of cash flow, notes to such financial statements and management’s discussion and analysis are attached hereto.

The audited financial statements for the year ended July 31, 2005, can be viewed on SEDAR at www.sedar.com or at Tyler’s website www.tylerresources.com under the section entitled “Financial Statements.”

Operations- Discussion and Analysis

Tyler is a mineral exploration company that is in the exploration stage and all of its property interests are without known reserves and its proposed programs are exploratory in nature.  The underlying value of Tyler’s mineral properties and related deferred costs is dependent on the existence of economically recoverable reserves, the ability of Tyler to obtain the necessary financing to advance its properties beyond the exploration stage, and upon future profitable activities.

In March 2004, Tyler closed a brokered private placement of 13,003,000 units at $.25 per unit for gross proceeds of $3,250,750 (net $2,921,796).  The proceeds were earmarked to finance Tyler’s two-phase drilling and exploration programs on Bahuerachi and working capital.  Approximately $700,000 was expended on exploration on Bahuerachi during the period between the financing and July 31, 2004. During the year ended July 31, 2005 the remaining proceeds were expended on the Bahuerachi property and working capital requirements.  The exercise of warrants and options provided additional financing, as the expenditures incurred in the year ended July 31, 2005 aggregated $3,850,000.  In the Management’s Discussion and Analysis (“MD&A”) for Tyler’s fiscal second quarter, Tyler indicated that approximately $2 million of costs were budgeted to be incurred on the Bahuerachi property subsequent to January 31, 2005.  Costs incurred from January 31, 2005 to July 31, 2005 aggregated approximately $2.9 million.  $1.4 million of these costs were incurred in Q4 as the reverse circulation drill rig was terminated in April 2004 resulting in 18 holes being drilled rather than the 25 that were budgeted.  The reverse circulation drill rig was up and running in December 2004 to April 2005.

Tyler raised an additional $9.7 million (net), during the remainder of fiscal 2005 through a non-brokered private placement.  These funds have been earmarked to expand the Bahuerachi exploration program further.  Once an RC drill is active again on the property, Tyler will also begin a resource estimation program within areas successfully drilled to that time.

Tyler does not have significant sources of revenue from its activities and relies on equity financings to finance exploration on its properties.  The only source of revenue in the two immediately preceding fiscal years ended July 31, 2005 and 2004 was interest income derived from holding cash in short-term investment vehicles such as term deposits and brokerage cash accounts.  Tyler’s revenue for the past two fiscal years ended July 31, 2005 and 2004 and the three months ended October 31, 2005 is summarized as follows:

	Three Months Ended Oct 31, 2005	Year Ended July 31, 2005	Year Ended July 31, 2004
Interest revenue	$73,525	$74,665	$25,460

At October 31, 2005, Tyler had positive working capital of $9,010,000 and cash and cash equivalents of $9,593,000.  Cash was provided by the exercise of warrants and options during the current period for aggregate proceeds of $868,000.  The largest use of cash during the three months ended October 31, 2005 related to mineral property expenditures and exploration advances aggregating $1,512,000.  Further, cash was expended on operating expenditures in excess of interest income in the amount of $32,000.  The decrease of $99,000 over the comparative amount was largely due to the increase in interest income discussed above.

Tyler believes, there is sufficient cash available to fund operations in the next 6 months as well as an exploration program budgeted at approximately $6 m.  Thereafter, Tyler will likely need to seek additional capital in order to continue its operations and exploration and acquisition activities.  There can be no assurance that such funds will be available to Tyler on terms acceptable to it, if at all.  If Tyler is unable to raise additional capital, it would likely result in substantial curtailment of Tyler’s operations and exploration and acquisition activities in the future.

Tyler does not have significant tangible capital assets. Its most substantial assets are its mineral properties.  Expenditures incurred in the last three fiscal years ended July 31, 2005 and the three months ended October 31, 2005 are as follows:

	Balance July 31, 2002	Costs Fiscal 2003		Costs Fiscal 2004		Costs Fiscal 2005		Balance July 31, 2005	Costs 1st Quarter Fiscal 2006	Balance Oct. 31, 2005
Acquisition
Bahuerachi – Mexico	221,465	27,148		875,246		84,506		1,208,365	3,285	1,211,650
Weedy Lake – Saskatchewan	637,844	-		-		-		637,844	-	637,844
Carat and Kelsey – Northwest Territories	246,112	-		-		-		246,112	-	246,112
Keni – Nunavut	51,770	3,750		(55,520)	c	-		-	-	-
Other	10,588	(4,245)		926		-		7,269	-	7,269
Total Acquisition	1,167,779	26,653		820,652		84,506		2,099,590	3,285	2,102,875
Exploration
Bahuerachi – Mexico	1,026,583	22,319		762,204		4,182,291		5,993,397	1,704,191	7,697,588
Weedy Lake - Saskatchewan	1,743,702	100		357		-		1,744,159	-	1,744,159
Carat and Kelsey – Northwest Territories	415,813	282,434		(591,975)	d	(119,000)	f	(12,728)	-	(12,728)
Keni – Nunavut	227,505	(23,912)	a	(203,593)	e	-		-	-	-
Other	35,937	(22,794)	b	(5,781)		2,375		9,737	-	9,737
Total Exploration	3,449,540	258,147		(38,788)		4,065,666		7,734,565	1,704,191	9,438,756

(a)

Costs of $16,478 net of recoveries and write-offs of $40,390.

(b)

Write-offs of $22,794.

(c)

Costs of $92 net of write-offs of $55,612.

(d)

Costs of $37,772 net of cost recoveries of $546,247 that pertained to an arbitration award of reimbursed joint venture over-expenditures and reimbursed arbitration costs, all of which had been capitalized to the property, and net of option receipts of $83,500.

(e)

Costs of $2,753 net of write-offs of $206,346.

(f)

Option receipts.

Off-Balance Sheet Arrangements

Tyler does not have any off-balance sheet arrangements.

Market for Common Shares

The following table sets forth the high and low market price for Tyler’s common shares during each fiscal quarter of Tyler for the two most recent fiscal years on the TSX Venture Exchange (the “TSXV”):

	Sale Price
Quarter Ended	Low Cdn$	High Cdn$
January 31, 2006	$1.00	$1.47
October 31, 2005	$0.97	$1.53
July 31, 2005	$0.80	$1.63
April 30, 2005	$1.33	$1.93

January 31, 2005	$0.33	$2.18
October 31, 2004	$0.19	$0.44
July 31, 2004	$0.17	$0.36
April 30, 2004	$0.20	$0.39

As of March 6, 2006, the latest closing sales price for Tyler’s common shares was Cdn. $1.06 per share on the TSXV.

As of March 1, 2006, there were approximately 204 holders of record of Tyler’s common shares.

Dividend Policy

To date, Tyler has not paid dividends on its common shares.  Furthermore, management of Tyler does not anticipate paying dividends on its common shares at any time in the near future.

Legal Proceedings Involving Tyler

There are no material legal proceedings or arbitration to which Tyler is a party or in respect of which any property of Tyler is subject. Tyler’s management has no knowledge of any legal proceedings in which Tyler may be involved or that are contemplated by governmental authorities or otherwise.

Tyler Shares

Tyler is authorized to issue an unlimited number of common shares ("Tyler Shares") and an unlimited number of preferred shares issuable in series.  As at the date hereof, there are 90,499,199 Tyler Shares and no preferred shares issued and outstanding.  CDG beneficially owns or controls 14,146,952 Tyler Shares and 400,000 Tyler Warrants. Tyler Shares are listed and posted for trading on the TSX Venture Exchange (the "TSX-V") under the trading symbol "TYS" and on the OTCBB under the trading symbol "TYRRF".

Subject to the provisions of the ABCA, the holders of Tyler Shares are entitled to receive notice of, to attend and to vote at all meetings of shareholders (other than a meeting of a class or series of shares other than common shares) and are entitled to one vote, in person or by proxy, for each Tyler Share held.

Subject to the payment of preferential dividends, if any, on the preferred shares, the holders of the Tyler Shares are entitled to receive, if, as and when declared by the board of directors of Tyler, equally share for share, dividends at such rate and payable on such date as may be determined from time to time by the board of directors.

Subject to the preferential rights, if any, attaching to the preferred shares, on the liquidation, dissolution or winding-up of Tyler, or any other distribution of the assets of Tyler among its shareholders for the purpose of winding-up its affairs, the holders of the Tyler Shares are entitled to participate rateably in any distribution of the remaining property and assets of Tyler.

Reorganization Resolution

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, to pass, with or without variation, the Reorganization Resolution in the form set forth in Schedule "A" hereto.

The Reorganization Resolution requires the approval of greater than 66⅔% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.  The Reorganization Resolution is conditional upon receipt of the Advance Tax Ruling in a form acceptable to the Corporation.  The Reorganization Resolution also provides that, notwithstanding the approval of such resolution by the Shareholders, the Directors may, without further notice to or approval of the Shareholders, decide not to proceed with the Reorganization and/or may revoke the Reorganization Resolution in whole or in part at any time prior to the Reorganization being completed.

The persons named in the enclosed Instrument of Proxy intend to vote for the Reorganization Resolution, unless a Shareholder has specified in his proxy that his Common Shares are to be voted against such resolution.

Description of Restrictions

The common shares received by "affiliates" (as such term is defined in Rule 405 under the United States Securities Act of 1933, as amended (the "U.S. Securities Act")) of Tyler Resources, Inc. will be "restricted securities" within the meaning of Rule 144(a)(3) of the U.S. Securities Act.  Certificates representing such securities will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act or any applicable state securities laws and may only be offered, sold, pledged or otherwise transferred pursuant to certain exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws.

Applicable US legend

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. Securities Act"), OR the securities laws of state of the United States.  THE HOLDER HEREOF, BY ACQUIRING THESE SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION, THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. Securities Act AND IN COMPLIANCE WITH CANADIAN LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. Securities Act PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. Securities Act OR ANY APPLICABLE STATE SECURITIES LAWS, AND THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION TO SUCH EFFECT.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.  IF, AT ANY TIME THE CORPORATION IS A "FOREIGN ISSUER" AS DEFINED IN REGULATION S UNDER THE U.S. Securities Act, THESE SECURITIES ARE BEING SOLD IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. Securities Act, A NEW CERTIFICATE BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY," MAY BE OBTAINED FROM THE CORPORATION'S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE CORPORATION AND ITS TRANSFER AGENT, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. Securities Act."

CHANGE OF BUSINESS

As noted above, since March 21, 2002, the only business carried on by CDG, other than the activities undertaken in connection with the disposition of its last remaining mineral properties, is an investment business. The assets of CDG currently consist of cash, accounts receivable, prepaid expenses and deposits, contingent royalty and sale payments and long-term investments.   Following the Reorganization, CDG will no longer own a substantial number of investments and therefore it is the consideration of management that it will no longer intend to operate as an investment business.  It is the intention of CDG management, however, to actively seek other business acquisition opportunities in a variety of possible businesses, other than an investment business, on a going forward basis.

Recommendation of the Board

The Board of Directors has approved the proposed Change of Business flexibility concurrently with the Reorganization of CDG and has authorized the submission of the Change of Business Resolution set forth in Schedule "B" hereto to the Shareholders.  The Board of Directors has concluded that the Change of Business flexibility is in the best interests of CDG and the Shareholders and recommends that Shareholders vote in favour of the Change of Business Resolution.

OTHER BUSINESS

Management is not aware of any business to come before the Meeting other than as set forth in the Notice of Meeting.  If any other business properly comes before the Meeting, it is the intention of the persons named in the Instrument of Proxy to vote the securities of CDG represented thereby in accordance with their best judgment on such matter.

DISTRIBUTION INFORMATION

Upon receipt of all necessary approvals, CDG will set a record date (the “Distribution Date”).  As a CDG shareholder on the Record Date you will be entitled to the Distributed Property, the amount of which is calculated on a prorata basis, based on the number of shares owned by you as a proportion of the total issued and outstanding shares of CDG.  You will not be required to take any action to receive the Distributed Property.  Neither CDG nor Tyler is receiving any cash or other proceeds from the Distribution.

Manner of Effecting the Distribution

As of 5:00 p.m. Eastern Standard Time (“EST”) on the Distribution Date, each CDG shareholder will be entitled to receive the Distributed Property on a prorata basis.

You are not required to pay cash or any other consideration for the Subsidiary Shares that you are receiving in the Distributed Property.  You do not need to surrender or exchange certificates representing CDG common shares in order to receive the Subsidiary shares.  You continue to own your CDG common shares.  Your right to the Subsidiary Shares does not otherwise change the number of, or the rights associated with, outstanding common shares of CDG.

All the Subsidiary Shares distributed to CDG’s shareholders have the same rights as the rights associated with the other outstanding common shares of Tyler.  See “Description of Capital Stock of Tyler” on page 31 of this Information Circular.

Trading After the Record Date

After 5:00 p.m. EST on the Distribution Date, CDG common shares will trade without entitlement to the Distributed Property, just as they were traded before the Distribution Date.  Therefore, if you owned common shares of CDG at 5:00 p.m. EST on the Distribution Date and sold those shares on the Over-The-Counter Bulletin Board thereafter, you are still entitled to the Distributed Property and the purchaser of the CDG common shares is not entitled to the Distributed Property.

Once you have physical possession of such Subsidiary Shares, such securities may be traded in compliance with the rules and regulations of the TSXV, any applicable Canadian federal or provincial securities laws and applicable United States federal and state securities laws.

When and How You Will Receive the Distributed Property

CDG will distribute the Distributed Property on the Distribution Date, by having previously released the Subsidiary Shares being distributed to Computershare Trust Company of Canada, CDG’s transfer agent and the distribution agent for the Distributed Property (the “Distribution Agent”).  As of 4:00 p.m. EST on the Distribution Date, the Distribution Agent will cause the Subsidiary Shares to which you are entitled to be registered in your name.  As of that time, you will become the record holder of the number of common shares of Tyler to which you are entitled.

The Distribution Agent will begin mailing share certificates representing your ownership of whole common shares of Tyler on or promptly after the Distribution Date.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations which will apply to CDG Shareholders who receive the Subsidiary Shares and/or Distributed Cash as a return of paid-up capital and/or a taxable dividend from CDG (the "Distribution") and who, for the purposes of the Income Tax Act (Canada) (the "Tax Act"), hold their Common Shares and the Subsidiary Shares received from CDG as capital property.  The Common Shares and Subsidiary Shares will generally constitute capital property to a holder thereof unless such securities are held in the course of, or as a part of, carrying on a business or were acquired in a transaction or transactions which constitute an adventure or concern in the nature of trade.  Certain holders resident in Canada whose Common Shares or Subsidiary Shares would not otherwise constitute capital property may be entitled to make the irrevocable election in accordance with subsection 39(4) of the Tax Act to have such securities treated as capital property.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "Regulations"), the Canada-United States Tax Convention, 1980 (the "Canada-U.S. Tax Treaty"), our understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the "CRA") and all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposals"), although there is no certainty that such Proposals will be enacted in the form proposed, if at all.  Other than with respect to the Proposals, this summary does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax considerations.  No assurances can be given that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not applicable to a CDG Shareholder that is a "financial institution", as defined in the Tax Act for the purposes of the mark-to-market rules, a CDG Shareholder who has exercised valid dissent rights with respect to the Reorganization or a CDG Shareholder, an interest in which would be a "tax shelter investment" under the Tax Act.  Such CDG Shareholders should contact their own tax advisors having regard to their own particular circumstances.

As noted above, the Corporation has applied to the CRA for an advance tax ruling (the "Ruling") and it is anticipated that the Ruling will confirm that the tax consequences under the Tax Act of the Reorganization as they pertain to the return of paid-up capital will be as described in this summary.  However, no assurances can be given that the CRA will provide the Ruling in the form requested or at all.  If the Ruling is not obtained, the Corporation will not undertake the Reorganization regardless of whether or not the Reorganization is conditionally approved by the CDG Shareholders.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular CDG Shareholder.  Accordingly, CDG Shareholders are urged to consult their own tax advisors with respect to their own particular circumstances.

Canadian Resident CDG Shareholders

This portion of the summary is applicable to each CDG Shareholder who is, or is deemed to be, a resident of Canada for the purposes of the Tax Act or any applicable income tax treaty or convention.

Paid-up Capital of the Common Shares

Management of CDG estimates that the paid-up capital of each of its Common Shares at the Effective Time will not be less than $1.00 and that the fair market value of the Distribution (as defined below) per Common Share will be substantially less than $1.00.  If necessary, management of CDG will update these numbers between the date of this Information Circular and the date of the distribution and communicate such updates through press releases and/or on its website at www.gold.ca.

Distribution as a Return of Paid-up Capital and/or a Dividend

Pursuant to the Reorganization, CDG will distribute the Subsidiary Shares and the Distributed Cash, if any, held on the date of the distribution to CDG Shareholders on a pro rata basis.  The fair market value of the Distribution up to the paid-up capital (as defined in the Tax Act) of the Common Shares should be treated as a return of paid-up capital to CDG Shareholders.  A CDG Shareholder will not be subject to tax on the receipt of the Subsidiary Shares and/or Distributed Cash received as a return of paid-up capital; however, a CDG Shareholder will generally be required to reduce the adjusted cost base of the CDG Common Shares held by the fair market value of the property so received as a consequence of the return of paid-up capital.  If, as a result of such reduction, a CDG Shareholder's adjusted cost base of Common Shares becomes negative, such negative amount will be deemed to be a capital gain realized by the CDG Shareholder in the taxation year that includes the Distribution.  The taxation of capital gains (or capital losses) is described below.

To the extent that the fair market value of the Distribution on a per Common Share basis exceeds the paid-up capital of such Common Share, the excess amount will be treated as a taxable dividend received from a taxable Canadian corporation.  Where the recipient CDG Shareholder is an individual, the amount of such dividend will be required to be included in the income of such CDG Shareholder in accordance with the gross-up and dividend tax credit provisions of the Tax Act which normally apply to dividends received by individuals from taxable Canadian corporations.  On November 23, 2005, the Department of Finance announced that dividends paid by public corporations to individuals after 2005 will be subject to an enhanced dividend tax credit.  Where the recipient CDG Shareholder is a corporation, subject to the potential application of subsection 55(2) of the Tax Act, as discussed hereinafter, the amount of such dividend will be required to be included in the income of such CDG Shareholder but such amount will generally be deductible in computing the taxable income of such CDG Shareholder.

Private corporations and certain other corporations controlled by or for the benefit of an individual or a related group of individuals generally will be liable for a refundable tax under Part IV of the Tax Act of an amount equal to 33-1/3% of all taxable dividends received by each such corporation to the extent that the amount of such dividends is deductible, by virtue of specific provisions of the Tax Act, in computing the taxable income of each such corporation for the year of the receipt of such taxable dividends.  In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend (other than a dividend which is subject to Part IV tax that is not refunded as part of the series of transactions which includes such dividend) received by a Canadian resident corporation as proceeds of disposition or a capital gain.  Canadian resident corporate CDG Shareholders that receive a dividend from CDG and that are not subject to Part IV tax (or CDG Shareholders that receive dividends subject to tax under Part IV of the Tax Act which dividends are refunded as part of the series of transactions which include the dividend) should consult their own tax advisors with respect to the potential application of subsection 55(2) of the Tax Act to such dividend.

The cost, for the purposes of the Tax Act, of the Subsidiary Shares that are received by CDG Shareholders on the Distribution should be an amount equal to the fair market value of such Subsidiary Shares on the date of the distribution.  The cost of Subsidiary Shares acquired by a CDG Shareholder will generally be required by the Tax Act to be averaged with the adjusted cost base of all other Subsidiary Shares of an identical class which are held by such holder as capital property for the purpose of determining the adjusted cost base of such Subsidiary Shares at any time thereafter.

Disposition of Subsidiary Shares

A disposition or deemed disposition by a holder of a Subsidiary Share (other than to the Subsidiary) will result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the Subsidiary Share to the holder plus reasonable disposition costs.

Taxation of Capital Gains (or Capital Losses)

A holder will be required to include one-half of the amount of any capital gain described above in computing income and will be required to deduct one-half of the amount of any resulting capital loss (an "allowable capital loss") against taxable capital gains.  Allowable capital losses not deducted in the taxation year in which they are realized may ordinarily be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such years, to the extent and in the circumstances specified in the Tax Act.

A holder that is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on its "aggregate investment income" for the year, which is defined to include an amount in respect of taxable capital gains.

Capital gains realized by an individual may be subject to an alternative minimum tax.  The Tax Act provides that the tax payable by individuals (other than certain trusts) is the greater of the tax otherwise determined and the alternative minimum tax.  Individuals described above should consult their own tax advisors with respect to the alternative minimum tax provisions.

Non-Resident CDG Shareholders

This portion of the summary is applicable to each CDG Shareholder (a "Non-Resident Shareholder") who is not, and has never been, a resident or a deemed resident of Canada, for the purposes of the Tax Act or any applicable income tax treaty or convention, and who does not use or hold and is not deemed to use or hold Common Shares and Subsidiary Shares in, or in the course of, carrying on a business in Canada.  This portion of the summary is not applicable to Non-Resident Shareholders that are insurers carrying on business in Canada.  Such Non-Resident Shareholders should consult their own tax advisors.  It is the administrative position of the CRA that a limited liability corporation that is not subject to tax for

U.S. tax purposes is not entitled to any benefits under the Canada-U.S. Tax Treaty.

Distribution as a Return of Paid-up Capital and/or as a Dividend

The income tax consequences applicable to the Distribution to Non–Resident Shareholders will be the same as those applicable to CDG Shareholders resident in Canada except that dividends paid or credited or deemed to be paid or credited to a Non–Resident Shareholder will be subject to Canadian non–resident withholding tax at the rate of 25% of the gross amount of such dividends under the Tax Act. This rate may be reduced under an applicable income tax treaty or convention between Canada and such Non–Resident Shareholder's country of residence.

In the case of a Non–Resident Shareholder who is the beneficial owner of such dividends and a resident of the United States for the purposes of the Canada–U.S. Tax Treaty, the rate of non–resident withholding tax in respect of dividends on the Common Shares will generally be reduced to a rate of 15% of the gross amount of such dividends (except that where such beneficial owner is a corporation and owns at least 10% of the voting stock of CDG, the rate of withholding tax will be reduced to 5%).

Disposition of Common Shares and Subsidiary Shares

A Non-Resident Shareholder will be subject to tax under the Tax Act in respect of capital gains realized on the disposition or deemed disposition of Common Shares (i.e., by virtue of a Common Share having a negative adjusted cost base) or Subsidiary Shares, as the case may be, if such shares constitute "taxable Canadian property" (as defined in the Tax Act) to the Non-Resident Shareholder at the time of the disposition and the Non-Resident Shareholder is not entitled to any relief under an applicable tax treaty.  Shares of a corporation resident in Canada for the purposes of the Tax Act which are not listed on a prescribed stock exchange constitute taxable Canadian property for the purposes of the Tax Act.  As CDG is resident in Canada and does not currently have or expect its shares to be listed on a prescribed stock exchange (i.e., the OTCBB and CNQ are not prescribed stock exchanges), the Common Shares will constitute taxable Canadian property to a Non-Resident Shareholder for the purposes of the Tax Act.  A Non-Resident Shareholder will be deemed to have disposed of a Common Share if, pursuant to the return of paid-up capital, the corresponding reduction in the adjusted cost base of such Common Share results in the adjusted cost base of the Common Share being less than nil.

Notwithstanding that the Common Shares constitute taxable Canadian property, a gain on the disposition of such shares may be exempt from Canadian tax under an applicable income tax treaty or convention between Canada and such Non-Resident Shareholder's country of residence.  Pursuant to Article XIII of the Canada-U.S. Tax Treaty, a gain realized on the disposition of shares by a person who is a resident of the United States for the purposes of the Canada-U.S. Tax Treaty will be subject to Canadian tax only if the value of such shares derive their value principally from real property situated in Canada.

So long as the Common Shares are not listed on a prescribed stock exchange, a Non-Resident Shareholder who pursuant to the reduction of paid-up capital (and corresponding reduction in the Non-Resident Shareholder's adjusted cost base thereof) is deemed to have disposed of Common Shares will be required to provide notice to the CRA and obtain a clearance certificate from the CRA.  The CRA will issue a clearance certificate to a Non-Resident Shareholder once all the applicable Canadian taxes in respect of the disposition of the Common Shares have been paid.  Failure to notify the CRA of a disposition of Common Shares that constitute taxable Canadian property can give rise to an assessment for penalties and interest.  Non-Resident Shareholders who pursuant to the reduction of paid-up capital (and corresponding reduction in the Non-Resident Shareholder's adjusted cost base thereof) are deemed to have disposed of their Common Shares will also be required to file a Canadian income tax return for the taxation year of the disposition of the Common Shares.

The Subsidiary Shares will normally not be taxable Canadian property at a particular time provided that: (i) the particular shares of the corporation are listed on a prescribed stock exchange and the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued shares of any class or series of the corporation at any time during the 60-month period preceding the particular time; and (ii) such shares are not otherwise deemed to be taxable Canadian property.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non–Resident Shareholder on the Common Shares or Subsidiary Shares, as the case may be, will be subject to Canadian non–resident withholding tax at the rate of 25% of the gross amount of such dividends under the Tax Act. This rate may be reduced under an applicable income tax treaty or convention between Canada and such Non–Resident Shareholder's country of residence.

In the case of a Non–Resident Shareholder who is the beneficial owner of such dividends and a resident of the United States for the purposes of the Canada–U.S. Tax Treaty, the rate of non–resident withholding tax in respect of dividends on such shares will generally be reduced to a rate of 15% of the gross amount of such dividends (except that where such beneficial owner is a corporation and owns at least 10% of the voting stock of the applicable corporation, the rate of withholding tax will be reduced to 5%).

Non-resident Shareholders are urged to consult their own tax advisors, including obtaining further details concerning obtaining clearance certificates on the disposition of the Common Shares or other information concerning any other tax filing required that may be applicable when the Common Shares are disposed of.

MATERIAL UNITED STATES INCOME TAX CONSIDERATIONS

United States Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, to a U.S. Holder (as hereinafter defined) of common shares of CDG of the distribution of Subsidiary Shares and Distributed Cash (collectively, the “Distribution”).  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“Code”), regulations promulgated by the U.S. Treasury Department under the Code (the “Treasury Regulations”), published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of shares issued by CDG, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S. Holders of common shares issued by CDG should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of the receipt of the Distribution.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares issued by CDG who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code.  If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds shares issued by CDG, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns common shares, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares, (vii) persons who are partners or owners of partnerships or other pass-through entities such as corporations subject to Subchapter S of the Code, (viii) persons who own their common shares other than as a capital asset within the meaning of Section 1221 of the Code, or (ix) persons directly or indirectly owning 10% or more of the total voting power or the total value of the outstanding shares of CDG.

Distribution by CDG to U.S. Holders

General Rules.  U.S. Holders receiving a distribution with respect to common shares issued by CDG are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that CDG has current or accumulated earnings and profits.  To the extent that distributions from CDG exceed its current and accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the shares, and thereafter as gain from the sale or exchange of the shares.  (See more detailed discussion at “Disposition of Shares” below).  Any Canadian tax withheld from a distribution by CDG may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).

Currency Gain or Loss.  In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed US$200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividend may be Eligible for Reduced Tax Rate.  In general, a dividend received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains.  Although not free from doubt, CDG would appear to meet the definition of a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code as a result of the U.S. Canada income tax treaty if, however, CDG is not a Passive Foreign Investment Company (“PFIC”).  CDG has not determined whether it meets the definition of a PFIC.  A corporation that is properly described as a PFIC (defined below), along with other foreign corporations given special status under the Code, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction.  Dividends paid by CDG generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of shares issued by CDG should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Dividends Paid to Shareholder who Made QEF Election may be Exempt From Tax.  Generally, shareholders are not subject to additional income taxation on distributions made by a PFIC to the extent of the shareholder’s basis in CDG’s shares if a Qualified Electing Fund (“QEF”) election is in effect.  (Please see the “QEF Election” discussion below.)  A shareholder’s basis in this situation is usually equal to the cost of purchasing the shares plus the amount of CDG’s income that was reported on the shareholder’s return pursuant to the QEF election less any prior distributions made by CDG to the shareholder.  Again, these rules are subject to several exceptions that are beyond the scope of this discussion.

U.S. Holders of shares issued by CDG should consult their own financial advisor, legal counsel or accountant regarding whether dividends paid by CDG to them will be exempt from federal income tax if a QEF election is made.

Disposition of Shares

General Rule.  A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of shares issued or distributed by CDG equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares.  This gain or loss will be long-term capital gain or loss if the shares are held for more than one year.

Reduced Tax Rate.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.  Sales of PFIC stock are not eligible for the reduced long-term capital gains rates that are usually applicable to sales of stock unless the shareholder made a QEF election regarding such shares.

CDG may be a Passive Foreign Investment Company

General Discussion.  CDG has not determined whether it meets the definition of a PFIC, within the meaning of Sections 1291 through 1298 of the Code for the current year and any prior years.  CDG may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes.  The following is a discussion of these three sets of special rules applied to U.S. Holders of shares issued by CDG if it is determined that CDG meets the definition of a PFIC.

Definition of PFIC.  In general, Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value, of its assets that produce or are held for the production of “passive income” is 50% or more.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income.  A person is “related” with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

Generally Applicable PFIC Rules.  If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules (as described below) or the QEF rules (as described below) during a year in which it holds (or is deemed to have held) shares issued by CDG while it is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by CDG.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder would generally be taxed at the highest tax rate for each such prior year applicable to ordinary income, and such Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.

If CDG is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds shares issued by CDG, then it will continue to be treated as a PFIC with respect to such common shares, even if it ceases meeting the definition of a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Mark-to-Market Election.  In general, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to CDG’s common shares.  A U.S. Holder who makes the mark-to-market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of CDG’s common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.

QEF Election.  In general, a U.S. Holder who makes a timely QEF election (an “Electing U.S. Holder”) regarding his shares issued by CDG will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which CDG qualifies as a PFIC on his pro rata share of CDG’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) CDG’s taxable year ends, regardless of whether such amounts are actually distributed.

Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate shares of a corporation’s net capital gain and ordinary earnings.  CDG has not calculated these amounts for any shareholder and do not anticipate making these calculations in the foreseeable future.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-market election, and how these rules may impact their U.S. federal income tax situation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares issued by CDG may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.”  Complex rules govern this classification process.

The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares issued by CDG should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding

Certain information reporting and backup withholding rules may apply with respect to certain payments related to shares issued by CDG.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by CDG, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder has not furnished its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to CDG’s shares.

GENERAL INFORMATION

STATEMENT OF EXECUTIVE COMPENSATION

Aggregate Compensation

During the financial year ended September 30, 2005, there were two executive officers of the Corporation who received, in the aggregate, cash remuneration of $42,100.  In respect of the President and Chief Executive Officer of the Corporation, such compensation was paid to his controlled corporation in consideration for consulting services provided and billed on an hourly basis.  An aggregate of $Nil was paid to a private corporation controlled by the Chief Financial Officer in consideration for his consulting services provided and billed on an hourly basis, in addition to director attendance meeting fees of $1,100.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid, during each of the last three financial years (as applicable), to the Corporation's Chairman, President and Chief Executive Officer and to the Corporation's Chief Financial Officer (the "Named Executive Officers"), who received remuneration, determined on the basis of base salary and bonuses, during the financial years ended September 30.

		Annual Compensation			Long-term Compensation
Name and Principal Position	Year Ended Sept. 30	Salary ($)	Bonus ($)	Other (3) Annual Compensation ($)	Securities Under Options/ Granted (#)	Restricted Shares/Units Awarded (#)	LTIP Payouts ($)	All Other Compensation ($)
James Devonshire (1) Chairman, President and Chief Executive Officer	2005 2004 2003	41,000 24,185 34,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gregory Smith(2) Chief Financial Officer	2005 2004 2003	1,100 2,680 500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)

Salary amount represents the annual total of hourly billings from Mr. Devonshire’s controlled corporation.

(2)

2004 and 2005 salaries are comprised of an hourly billing from Mr. Smith's controlled corporation in the amount of $1,080  and $Nil, respectively, plus directors fees paid for meeting attendance aggregating $1,600 and $1,100, respectively.

(3)

Perquisites and other personal benefits received did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for the Named Executive Officers.

Long-Term Incentive Plan Awards Table

The Corporation has no long-term incentive plans.

Options/SARs Granted During the Most Recently Completed Financial Year

No stock options or stock appreciation rights were granted to the Named Executive Officers for the financial year ended September 30, 2005.

Aggregated Option/SAR Exercises During the Year Ended September 30, 2005 and Financial Year-End Option/SAR Values

The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as at September 30, 2005 and options exercised by the Named Executive Officers during the financial year ended September 30, 2005:

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs as at September 30, 2005 (#)		Value of Unexercised In-the-Money Options/SARs as at September 30, 2005 ($)
			Exercisable	Unexercisable	Exercisable(1)	Unexercisable

James Devonshire	Nil	Nil	450,000	Nil	$76,500	Nil

Gregory Smith	Nil	Nil	375,000	Nil	$63,750	Nil

Note:

(1)

Calculated as the difference in the market value of the securities underlying the options at September 30, 2005 and the exercise price.

Table of Option and SAR's Repricings/Cancellations

No stock options or stock appreciation rights granted to the Named Executive Officers for the financial year ended September 30, 2005 have been cancelled or repriced.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors, the members of which are elected by and are accountable to the Corporation’s shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Corporation.  The Board is committed to sound corporate governance practices, which are both in the interests of its shareholders and contribute to effective and efficient decision-making.  The Corporation believes that its corporate governance practices ensure that the business and affairs of the Corporation are effectively managed so as to enhance shareholder value.

Disclosure of Corporate Governance Practices

The Corporation has reviewed its own corporate governance practices in light of the guidelines contained in National Instrument 58-201 – Corporate Governance Guidelines (“NI 58-201”).  The Corporation’s practices comply generally with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Corporation at its current stage of development and therefore these guidelines have not been adopted.  Set out below is a description of the Corporation’s corporate governance practices as required by National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”).

Board of Directors

The Board functions independently of management because more than half of the members are non-management.  The Board has determined that four of six Directors proposed for election at the meeting are independent.  An “independent” director is a director who is independent of management and free from any interest any business or other relationship that could, or could reasonably be perceived to materially interfere with the director’s ability to act in the best interests of the Corporation, other than interests arising from shareholders.  These directors are Edward Fry, Kerry Brown, Robert Ingram and Calvin Fairburn.  Messrs. Devonshire and Smith are not considered to be “independent” directors because they are officers of the Corporation.

Other Directorships

The following directors are currently directors of other reporting issuers or their equivalent in a domestic or foreign jurisdiction.

Name of Director	Name of Company	Position	Term of Service
James Devonshire	CDG Investments Inc. Manson Creek Resources Ltd.	President Director Director	Sept 2000 – Present March 1990 – Present August 2000 – Present
Gregory H. Smith	CDG Investments Inc. Armistice Resources Ltd. Aloak Corp. Tyler Resources Inc.	Director CFO Director Director CFO Director Chairman	March 1997 – Present February 2001 – Present November 1987 – Present March 2003 – Present February 2001 – Present December 2000 – Present December 2005 - Present
Robert G. Ingram	CDG Investments Inc. Southesk Energy Ltd. First Yellowhead Equities Santoy Resources Ltd. Golden Band Resources Equitech Corporation	Director Director/President Director/Treasurer Director Director Director	Sept. 1981 – Present July 1994 – Present June 1998 – Present March 1990 – Present Jan. 26 2004 – Present July 2004 -Present
Calvin Fairburn	CDG Investments Inc.	Director	March 2003- Present
Edward Fry	CDG Investments Inc.	Director	February 2005 - Present
Kerry Brown	CDG Investments Inc. McCoy Bros Inc. Equitech Corporation Selient Inc. Innovotech Inc. First Yellowhead Equities Inc.	Director Chairman/Director Chairman/Director Chairman Director Director	February 2005 -Present Oct 1997-Present March 2001-Present February 2001-Present January 2001-Present April 2002-Present

Orientation and Continuing Education

At present, each new director is given an outline of the nature of the Corporation’s business, its corporate strategy, and current issues with the Corporation.  New directors are also required to meet with management of the Corporation to discuss and better understand the Corporation’s business and policies. As each director has a different skill set and professional background, orientation will be tailored to the particular needs and experience of each director.

Continuing education is provided through relevant reading materials, board meeting presentations and discussions to ensure the directors maintain the knowledge and skill necessary to meet their obligations as directors.  In addition, management of the Corporation makes itself available for discussion with all Board members.

Ethical Business Conduct

To encourage and promote a culture of ethical business conduct, the Board of Directors has adopted a code of business conduct and ethics applicable to all members of the Corporation including directors, officers, consultants and employees.  Each director, officer, consultant and employee of the Corporation receives a copy of the code of business conduct and ethics.

In addition, the Board of Directors monitors the ethical conduct of the Corporation to ensure that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions, stock exchanges and the Business Corporations Act.  The Board of Directors believes that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and common law, as well as the restrictions placed by applicable corporate legislation on the individual directors’ participation in decisions of the Board of Directors in which the director has an interest, have been sufficient to ensure that the Board of Directors operated independently of management and in the best interest of the Corporation.

The Board of Directors has also adopted a “Whistleblower Policy” wherein employees, directors, officers or consultants of the Corporation are provided with a mechanism by which they can raise concerns in a confidential, anonymous process.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is comprised of three directors, Kerry Brown, Edward Fry and  Robert Ingram.    All the Directors are considered to be “independent” directors.

The Nominating and Governance Committee develops the Corporation’s approach to governance issues in general and is responsible for establishing the processes for assessing the effectiveness of the Board as a whole, the Committees of the Board, and each individual Director.

The Nominating and Governance Committee identifies, recruits, nominates, endorses and recommends appointment of new Directors based on the needs of the Board. Generally, new nominees for Directors must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, shown support for the Corporation’s mission and strategic objectives, and a willingness to serve.

Compensation

The Board has a Compensation Committee comprised of three directors Kerry Brown, Edward Fry and Robert Ingram. All the directors are considered to be “independent” directors.  The Board is responsible for reviewing and approving the position description for the President, which shall include his authorities and accountabilities; the corporate goals and objectives for which the President shall be responsible; to monitor the President’s performance relative to these goals and objectives and to formally evaluate his performance at least annually.

The Compensation Committee is also responsible for reviewing the President’s recommendations respecting compensation of other senior executives of the Corporation, to ensure such arrangements reflect the responsibilities and risk associated with each position.  When determining the compensations, the Compensation Committee considers: (i) recruiting and retaining executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation compared to the remuneration paid by other reporting issuers similarly placed within the same business as the Corporation; (iii) balancing the interest of management and the Corporation’s shareholders; (iv) rewarding performance, both on an individual basis and with respect to operations in general.  In order to achieve these objectives, the compensation paid to the Corporation’s executive officers consists of a base salary or billing rate and from time to time may consist of an incentive in the form of stock options.

The Compensation Committee conducts a review with regards to directors’ compensation once a year.  To make its recommendation on directors’ compensation, the Board of Directors takes into account the types of compensation, the amounts paid to directors of comparable publicly traded companies and risk of personal liability.  At September 30, 2005, the Corporation did not have a standard arrangement pursuant to which directors of the Corporation are compensated by the Corporation for their services in their capacity as directors except for receiving $500 for a directors meeting in person and $300 for a directors meeting by phone.  In addition, from time to time directors receive grants of stock options, under the Corporation’s stock option plan.

Assessments

The Board of Directors will annually complete a self-assessment of its performance to satisfy itself that the Board as a whole, its committees, and its individual directors are performing effectively.  The Board is contemplating developing a formal questionnaire to be completed by each director on an annual basis for the purpose of formally assessing the effectiveness of the Board as a whole, committees of the Board and the contribution of individual directors.  These questionnaires, and the issues arising therefrom, would then be reviewed and assessed by the Chairman on an annual basis or more frequently from time to time as need arose.  The Chairman would then take appropriate action as required based on the results obtained.

Audit Committee

A copy of the Audit Committee Charter is available on our website at www.cdginvestments.ca under Governance.  The Audit Committee consists of independent directors. Messrs, Brown, Ingram and Fry.

External Auditor Services Fees (By Category)

For the last two fiscal years, the Corporation has paid the following amounts as external auditor service fees:

	Fiscal year ended September 30, 2005	Fiscal year ended September 30, 2004
Audit Fees (1)	$20,500	$15,200
Audit-Related Fees	-	-
Tax Fees	$500	$1,700
All Other Fees	-	-

(1)

Includes audit of accounts, review of financial statements, preparation of audit committee report, attendance at audit committee meeting and review of the Corporation’s Form 20F.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between the Corporation and any executive officer.  Other than as disclosed below, there are no compensatory plans or arrangements with any executive officer (including payments to be received from the Corporation or any subsidiary), which result or will result from the resignation, retirement or any other termination of employment of such executive officer or from a change of control of the Corporation or any subsidiary thereof or any change in such executive officer's responsibilities following a change in control.

Management and Consulting Contracts

Directors and senior officers of the Corporation perform substantially all management functions.  The directors and/or senior officers of the Corporation do not receive any remuneration in their capacity as directors and/or senior officers except as described above under the heading "Compensation of Directors".  Remuneration for the services of James Devonshire (Chairman, President and Chief Executive Officer) is paid to his company, Kingslea Financial Corp.,  at the rate of $105 per hour.  The Corporation has entered into a consulting contract with Kingslea Financial Corp. that entitles Kingslea Financial Corp. to three months compensation based on remuneration for the three months preceding termination in the event that the consulting contract is terminated without providing requisite notice.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information as at September 30, 2005

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the security holders	1,475,000	$0.14	2,000,317

Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	1,475,000	$0.14	2,000,317

Stock Options

The Corporation currently has a stock option plan (the "Option Plan") for the purpose of providing directors, officers and employees with incentives to contribute to the successful operation of the Corporation. The Option Plan provides for the granting of options to acquire a maximum of ten percent (10%) of the Corporation's issued and outstanding Common Shares.  Options to acquire Common Shares may be granted to any director, officer, employee or consultant of the Corporation.  Further, the aggregate number of shares issuable upon the exercise of the options granted thereunder to any one individual may not exceed 5% of the total number of outstanding shares of the Corporation.  Options issued pursuant to the Option Plan must have an exercise price not less than that from time to time permitted by the stock exchange on which the shares are then listed.  The period during which an option may be exercised shall be determined by the Board at the time the option is granted, subject to any vesting limitations which may be imposed by the Board at the time such option is granted, provided however that no option shall be exercisable for a period exceeding 5 years from the date the option is granted unless specifically provided by the board of directors of the Corporation and in any event, no option shall be exercisable for a period exceeding 10 years from the date the option is granted.

The options granted under the Option Plan expire on the earlier of the date of the expiration of the option period noted above and 30 days after the date a holder ceases to hold the position or positions of director, officer, employee or consultant of the Corporation as the case may be.  In the event of the death or permanent disability of a holder, any option previously granted to him shall be exercisable until the end of the option period noted above or until the expiration of 12 months after the date of death or permanent disability of such option holder, whichever is earlier.  In the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change in control of the Corporation, each holder shall be entitled to exercise, in whole or in part, the options granted to such holder, either during the term of the option or within 90 days after the date of the sale or change of control, whichever first occurs.

As of March 6, 2006, the Corporation had outstanding options to purchase an aggregate of 725,000 Common Shares, exercisable at prices ranging from $0.11 to $0.33.

INDEBTNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, officer or any associate or affiliate of any such director or officer is, or has at any time since the beginning of the most recently completed financial year of the Corporation, been indebted to the Corporation or any of its subsidiaries; nor is, or has, at any time since the beginning of the most recently completed financial year of the Corporation, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors of executive officers of the Corporation, or any person or company who beneficially owns more than 10% of the outstanding Common Shares (or any director or executive officer of any such person or company), in any transaction since the commencement of the last fiscal year which has or would materially affect the Corporation other than the Restructuring Transaction described herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED ON

Except as disclosed in this Information Circular, to the knowledge of the Corporation, none of the directors or senior officers of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the issued shares of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the 2005 financial year or in any proposed transaction which, in either case, has or will materially affect the Corporation and none of such persons has any material interest in any transaction proposed to be undertaken by the Corporation that will materially affect the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.  Financial information on the Corporation is provided in the comparative financial statements and management discussion and analysis of the Corporation, which can also be accessed at www.sedar.com.

The U.S. Securities and Exchange Commission and state securities regulators have not approved or disapproved any of these securities, or determined if this Information Statement is truthful or complete.

This Information Circular does not constitute an offer to sell or the solicitation of an offer to buy any securities.

FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes “forward-looking statements,” within Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  In some cases, you can identify the forward-looking statements by the use of the words such as “may,” “will,” “should,” “could,” “expect,” “plan,” “estimate,” “predict,” “potential,” “continue,” “believe,” “anticipate,” “intend,” “expect,” or the negative or other variations of these words, or other comparable words or phrases.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements.

Although CDG believes that expectations reflected in these forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance, achievements or other future events.  Moreover, neither CDG nor anyone else assumes responsibility for the accuracy and completeness of these forward-looking statements.  CDG is under no duty to update any of these forward-looking statements after the date of this Information Statement.  You should not place undue reliance on these forward-looking statements.

DIRECTORS' APPROVAL

The contents and sending of this Information Circular has been approved by the Board of Directors.

CERTIFICATE OF THE CORPORATION

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED March 6, 2006

“James Devonshire”

“Gregory Smith”

James Devonshire

Gregory Smith

Chief Executive Officer

Chief Financial Officer

SCHEDULE "A"

REORGANIZATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

subject to receipt from the Canada Revenue Agency of certain Advance Tax Rulings in a form acceptable to the Corporation, as more particularly described in the accompanying management information circular and proxy statement of CDG dated March 6, 2006 (the "Information Circular"), the reorganization (the "Reorganization") of the businesses of CDG ("CDG"), as more particularly described in the Information Circular, including, without limitation, pursuant to section 38 of the Business Corporations Act (Alberta), the distribution of all of the common shares in the capital of Tyler Resources Inc. (the "Subsidiary Shares") held by CDG and the amount of cash, if any, that CDG believes is not required to pursue future opportunities and pay outstanding liabilities (the “Distributed Cash”), by way of pro rata distribution to holders of the common shares in the capital of CDG ("Common Shares"), a concomitant reduction of the stated capital of the Common Shares by an amount equal to the lesser of: (i) the paid-up capital of the Common Shares; and (ii) the fair market value of the Distributed Cash and the Subsidiary Shares held by CDG and the declaration of a dividend by the Corporation to the extent that the fair market value of the Distribution exceeds the paid-up capital of the Common Shares be and is hereby approved and authorized;

2.

notwithstanding the passing of this special resolution by the shareholders of CDG (the "Shareholders"), the Board of Directors of CDG, without further notice to or approval of the Shareholders, may decide not to proceed with the Reorganization and/or may revoke this special resolution in whole or in part at any time prior to the Reorganization being completed and/or may distribute less than all of the Distributed Cash and the Subsidiary Shares to ensure that the fair market value of such property distributed does not exceed the paid-up capital of the Common Shares; and

3.

any one director or officer of CDG is hereby authorized and directed for and in the name of and on behalf of CDG to execute and deliver all documents, instruments and agreements and take such action as such director or officer may determine, in his sole discretion, to be necessary or desirable to implement this special resolution or otherwise in connection with the matters authorized or contemplated hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, instruments or agreements and the taking of any such action.

SCHEDULE "B"

CHANGE OF BUSINESS RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

the change of business of the Corporation from its present business to such other business (other than an investment business) as may be deemed appropriate by the board of directors of the Corporation is hereby approved and adopted;

2.

the shareholders of the Corporation hereby expressly authorize the board of directors to revoke this resolution before it is acted upon without requiring further approval of the shareholders in that regard; and

3.

any one (or more) director or officer of the Corporation is authorized and directed, on behalf of the Corporation, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to this ordinary resolution.

CDG Investments Inc.

2005

Annual Report

President’s Message

The change in business from an exploration company to an investment company in 2000 has served the Company well. It has allowed the successful monetization of the Company’s two significant assets at that time; the minority interest in the Bahuerachi property through shares in Tyler Resources Inc., and interests in advanced exploration projects in Saskatchewan through shares in Golden Band Resources Ltd.

In the past year, it has become clear to management that the future benefits of this approach would be limited, as the Company’s shares have consistently traded at a significant discount to their net asset value, and that future increases in the value of the Company’s investments would likely never be fully reflected in the share price.  Accordingly, to enhance shareholder returns, the Company sold its remaining position in Golden Band Resources Ltd., as a distribution to shareholders was not feasible, and distributed its holdings in Northern Abitibi Mining Corp. and Manson Creek Resources Ltd. as a dividend.

The Company is now seeking your approval to finalize this process by approving the distribution of a substantial portion of your Company’s holdings in Tyler Resources Inc. directly to you.  In addition, we ask that you authorize the Company to seek out new business opportunities, as management believes that the Company is in a good position to capitalize on opportunities that may present themselves.

Respectfully submitted

on behalf of the Board of Directors

James Devonshire

President

CDG INVESTMENTS INC.

Financial Statements

(Expressed in Canadian dollars)

September 30, 2005

Contents

Page

Auditors' Report

1

Balance Sheets

2

Statements of Operations and Deficit

3

Statements of Cash Flows

4

Notes to the Financial Statements

5-16

PricewaterhouseCoopers LLP Chartered Accountants 111 5th Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 (403) 509 7500 Facsimile +1 (403) 781 1825

January 15, 2006

Auditors' Report

To the Shareholders of CDG Investments Inc.

We have audited the balance sheet of CDG Investments Inc. as at September 30, 2005 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2005 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in Canada.

The financial statements as at September 30, 2004, and for each of the two years then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated December 2, 2004.

Chartered Accountants

Calgary, Alberta

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

CDG Investments Inc.

Balance Sheets

(Expressed in Canadian dollars)

September 30	2005	2004
ASSETS
CURRENT
Cash and cash equivalents	$ 3,704,632	$ 181,241
Accounts receivable	7,426	25,905
Due from related parties Note 13	43,321	18,896
Prepaids and deposits	54,853	53,038
Marketable securities	-	74,700
	3,810,232	353,780
INVESTMENTS Note 3	3,409,664	2,865,048
	$ 7,219,896	$ 3,218,828
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$ 309,238	$ 195,081
Due to related parties Note 13	3,085	-
	312,323	195,081
CONVERTIBLE DEBENTURES Note 5	-	517,375
	312,323	712,456
SHAREHOLDERS’ EQUITY
CAPITAL STOCK Note 6
Authorized
Unlimited number of shares without nominal or par value
Issued
34,753,172 common shares (2004 – 28,154,081)	43,119,885	42,644,074
EQUITY COMPONENT CONVERTIBLE DEBENTURES Note 5	-	72,000
CONTRIBUTED SURPLUS Note 6	476,594	172,594
DEFICIT	(36,688,906)	(40,382,296)
	6,907,573	2,506,372
	$ 7,219,896	$ 3,218,828

Commitment Note 13

See accompanying notes to the financial statements.

Approved by the Board

“Gregory Smith”                                         Director         “James Devonshire”                                      Director

3

CDG Investments Inc.

Statements of Operations and Deficit

(Expressed in Canadian dollars)

Years Ended September 30	2005	2004	2003
REVENUE
Gain on disposal of investments	$2,583,434	$370,669	$-
Interest income	30,690	7,612	7,690
	2,614,124	378,281	7,690
EXPENSES AND OTHER
General and administrative	482,916	247,648	290,236
Debenture interest	12,308	59,100	30,601
Equity in loss of investees	629,321	888,856	216,397
Write-down of investments	-	104,000	472,780
Write-down of mineral property and equipment	-	22,029	300,754
Site restoration expense	-	-	46,000
Amortization of capital assets	-	-	10,076
	1,124,545	1,321,633	1,366,844
	1,489,579	(943,352)	(1,359,154)
OTHER INCOME
Gain on dilution of equity investments Note 7	2,003,811	459,300	-
Gain on sale of interest in Waddy Lake
Resources Inc. Note 10	200,000	1,354,416	-
Gain on sale of Jolu Mill Note 9	-	-	554,487
NET EARNINGS (LOSS)	3,693,390	870,364	(804,667)
DEFICIT, beginning of year	(40,382,296)	(41,252,660)	(40,447,993)
DEFICIT, end of year	$ (36,688,906)	$(40,382,296)	$ (41,252,660)
EARNINGS (LOSS) PER SHARE
Basic	$0.11	$0.03	$(0.03)
Diluted Note 12	$0.10	$0.03	$(0.03)
WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING
Basic	33,327,782	28,154,081	28,154,081
Diluted Note 12	35,980,490	34,154,081	28,154,081

See accompanying notes to the financial statements.

4

CDG Investments Inc.

Statements of Cash Flows

(Expressed in Canadian dollars)

Years Ended September 30	2005	2004	2003
Increase (decrease) in cash and cash equivalents
Operating activities
Interest income received	$30,690	$7,612	$7,690
Debenture interest paid	(6,872)	(33,000)	(17,326)
Cash operating expenses	(309,436)	(280,457)	(233,112)
	(285,618)	(305,845)	(242,748)
Investing activities
Proceeds on disposal of investments	4,246,850	711,371	1,202
Purchase of investments	(758,841)	(617,551)	-
Cash proceeds on sale of interest in
Waddy Lake Resources Inc. Note 10	200,000	200,000	-
Notes receivable	-	24,991	(24,991)
Mineral property expenditures	-	(70,192)	(69,330)
	3,688,009	248,619	(93,119)
Financing activities
Option and warrants exercised	121,000	-	-
Debenture proceeds	-	-	550,000
	121,000	-	550,000
Increase (decrease) in cash and cash equivalents	3,523,391	(57,226)	214,133
Cash and cash equivalents
Beginning of year	181,241	238,467	24,334
End of year	$3,704,632	$181,241	$238,467

Supplementary Information:

Income taxes and interest cash payments

The Company did not expend cash on income taxes during the years ended September 30, 2005 and September 30, 2003, (2004 - $18,700.) Cash interest payments during the respective periods, which related to debentures, are reported above.

Non-cash transactions

During the year ended September 30, 2005, convertible debentures in the principal amount of $550,000 were converted to 5,499,091 common shares and 5,499,091 warrants for no cash consideration.

During the year ended September 30, 2005, non-cash stock option compensation of $64,000, (2004 -$Nil, 2003 - $Nil), is included in general and administrative costs.

The Company sold its last remaining mineral property during the year ended September 30, 2004 in exchange for common shares in the capital stock of the purchaser valued at $800,000. (Note 8)

During the year ended September 30, 2004, the Company exchanged its 350,000 shares of Jolu Development Corp. (“JDC”), for 1,116,667 common shares of Golden Band Resources Inc.  The transaction was recorded at the carrying value of the JDC shares which approximated the fair value of the Golden Band shares on the exchange date.

During the year ended September 30, 2003, the Company sold the Jolu Mill and equipment for non-cash consideration as described in note 9 to the financial statements.

See accompanying notes to the financial statements.

5

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2005

1.

Nature of Operations

The Company’s business consists of holding investments in primarily mineral exploration companies.  The Company is able to exercise significant influence over three of the companies in which it invests due to significant shareholdings and/or common officers and directors. In addition the Company has less significant holdings in various companies which it may buy and sell from time to time as market conditions dictate.

Management is investigating options to assist shareholders in realizing the increased value of the Company’s assets.  The dividend described in note 3 partially fulfils this objective.  Further, Management is evaluating potential active businesses that the Company might acquire.

2.

Summary of Significant Accounting Policies

Basis of Presentation

During the year ended September 30, 2003, the financial statements included the accounts of the Company and its wholly owned subsidiary, Waddy Lake Resources Inc., (Waddy Lake).  Effective April 30, 2004, the Company surrendered control of Waddy Lake and ceased to include its accounts in the financial statements.  Waddy Lake’s earnings and cash flows in both the period ended April 30, 2004 and the year ended September 30, 2003 were insignificant.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may include bank and brokerage deposits, banker’s acceptances and treasury bills with maturities equal to or less than 90 days on the date of acquisition.

Marketable Securities

Marketable securities consist of portfolio investments carried at the lesser of cost and market value.  They are classified as a current asset as they are capable of reasonably prompt liquidation.

Investments

Investments in corporations in which the Company is able to exercise significant influence are accounted for by the equity method. Portfolio investments are carried at cost. The costs of the investments are reduced by declines in value that are considered to be other than temporary.

Mineral Properties

All costs relating to the exploration and development of mineral properties were capitalized on an area of interest basis.  When an area of interest was abandoned, the related accumulated costs were charged to operations.  The Company reviewed the carrying values of mineral property interests on a quarterly basis by reference to the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees had committed, or were expected to commit to, exploration on the property.  When it became apparent that the carrying value of the property exceeded its estimated net recoverable amount based on the foregoing criteria an impairment provision was made for the decline in value.

6

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2005

2.       Summary of Significant Accounting Policies (continued)

Earnings (Loss) per share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year.  Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares.  For the year ended September 30, 2003, this calculation proved to be anti-dilutive. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method only "in-the-money" dilutive instruments impact the dilution calculations. (Note 12)

Income Taxes

Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock-based Compensation

Effective October 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants, (CICA), the Company prospectively adopted, with no restatement or disclosure pertaining to awards granted prior to October 1, 2002, new rules for the accounting for, and disclosure of, stock-based compensation.

The recommendations of the CICA establish financial accounting and reporting standards for stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees.  The Company follows the “fair value” method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of grant is recorded as compensation cost over the vesting period.  The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.

3.

Investments

	2005		2004
Portfolio investments:	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Golden Band Resources Inc. (393,397 common shares, Sept.30, 2004 - 12,361,266)	$ 126,000	$ 69,030	$ 2,472,000	$ 1,400,921
Aloak Corp. (Sept.30,2004 – 4,200,000)	-	-	42,000	21,000
	126,000	69,030	2,514,000	1,421,921
Equity-accounted investments:
Tyler Resources Inc. (14,146,952 common shares, Sept.30, 2004 – 14,216,952)	19,664,000	3,009,757	4,123,000	1,149,353
Manson Creek Resources Ltd. (5,899,048 common shares, Sept. 30, 2004 – 5,899,048)	855,000	200,534	708,000	293,773
Northern Abitibi Mining Corp. (7,995,426 common shares, Sept. 30, 2004 - 7,995,426)	640,000	130,343	280,000	1
	$ 21,285,000	$ 3,409,664	$ 7,625,000	$ 2,865,048

7

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2005

Fair values above are based on market quotes and may not represent actual proceeds should these investments be sold.  The investments in Manson Creek, Northern Abitibi and Tyler represent 25%, 21% and 16% of the total issued and outstanding shares of the respective companies as at September 30, 2005, (2004 – 36%, 29% and 21% respectively).

Although the Company’s investment in Tyler is below the 20% threshold generally considered to result in significant influence and dictate equity-accounting for an investment, common officers and directors, including the Chief Executive Officer of both companies, results in the Company continuing to exercise significant influence over its investment. Consequently the Company continues to equity-account for this investment.

Subsequent to year-end the Company distributed 5,204,329 of its shares in Manson Creek, and 7,286,300 of its shares in Northern Abitibi by way of a dividend.  In addition to this share dividend the Company paid a cash dividend of $0.01 per share for a total cash dividend of $404,000.  The cash and share dividends were payable to shareholders of record on November 16, 2005.  Subsequent to the share dividend the Company held a 2% interest in each of Manson Creek and Northern Abitibi.  Consequently, effective the dividend distribution date, the Company ceased to equity-account for these two investments.

4.       Financial Instruments

The fair market value of cash and cash equivalents, accounts receivable, related party receivables, deposits, accounts payable and accrued liabilities, and related party payables approximate their carrying value as a result of the short-term nature of the instruments or the variable interest rate associated with the instrument.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

5.

Convertible Debentures

During the year ended September 30, 2003, the Company closed two debenture financings aggregating $550,000.  Directors, or companies over which they had control or direction, subscribed to $450,000 of the debentures. The debentures were interest-bearing at 6% per annum, payable semi-annually on March 31, and September 30, were collateralized by a floating charge over substantially all of the Company’s assets, and were due at the earlier of December 17, 2005 or the date that the Company triggered redemption which required that stock volumes and price met specified levels and the stock continued to be listed on a recognized exchange.  The Company triggered early redemption and the debentures were converted into units comprised of one common share and one share purchase warrant during December, 2004 resulting in the issuance of 5,499,091 common shares and 5,499,091 warrants.

	Sept. 30, 2005	Sept. 30, 2004
Principal amount	$ -	$ 550,000
Less equity component	-	(72,000)
	-	478,000
Add accreted interest	-	39,375
Liability component	$ -	$ 517,375

The debentures were segregated into the respective fair values of their debt and equity components on the date of issuance.  Over the term of the debentures, the debt component was accreted to the face value of the debentures by recording additional interest expense. Upon conversion of the debt, the debt and equity components were eliminated and capital stock and contributed surplus were credited for the carrying amount of the debt that was allocated to capital stock and warrants respectively.

8

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2005

6.

Capital Stock and Contributed Surplus

(a)

Issued

	Number of Shares	Capital Stock Amount	Contributed Surplus Amount
Balance, September 30, 2002, 2003 and 2004	28,154,081	$ 42,644,074	$ 172,594
Issued upon conversion of debentures	5,499,091	330,811	264,000
Issued upon exercise of warrants	500,000	79,000	(24,000)
Issued upon exercise of options	600,000	66,000	-
Stock-based compensation expense Note 11	-	-	64,000
Balance, September 30, 2005	34,753,172	$ 43,119,885	$ 476,594

Upon conversion of the debentures, capital stock and warrants were issued as described in Note 5. The warrants issued pursuant to the conversion were allocated a value of $264,000. In valuing the warrants, the Company used a proration of proceeds method that utilized the Black-Scholes Option Pricing Model assuming volatility of 166%, a risk-free interest rate of 3.27%, a two year warrant life and a 0% dividend rate. When 500,000 warrants were exercised, the prorata portion of the value reduced contributed surplus and increased capital stock.

Subsequent to year-end 67,408 common shares were cancelled for no consideration. During fiscal 1995 the Company acquired all of the shares of Waddy Lake Resources Inc. in exchange for common shares of the Company. Certain Waddy Lake Shareholders did not exchange their shares for 67,408 shares of the Company, therefore shares were set aside. Pursuant to the Arrangement Agreement, these shares could be cancelled if the Waddy Lake shares were not exchanged within ten years. The ten years have expired and the shares were cancelled.

Subsequent to year end stock options were exercised to acquire 750,000 common shares at $0.11 per share for total consideration of $82,500.  Further, warrants were exercised to acquire 4,999,091 common shares at $0.12 per share for total cash consideration of $599,891.

b)

Stock options and warrants

i)

Stock options outstanding

	Number of Shares
Expiry	2005	2004	2003	Exercise price
November 9, 2004	-	475,000	475,000	$0.25
June 4, 2007	1,275,000	1,975,000	1,975,000	$0.11
February 27, 2008	200,000	-	-	$0.33
	1,475,000	2,450,000	2,450,000

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. Options are granted at the fair value of the shares around the grant date or greater amount determined by the directors. All of the above options vested on the grant date.

9

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2005

6.

Capital Stock and Contributed Surplus (continued)

Subsequent to year-end stock options were exercised to acquire 750,000 common shares at $0.11 per share.

ii)

Stock option transactions

	Number	Weighted-average
	of Options	Exercise Price
As at September 30, 2002	2,585,800	$0.21
Expired	(735,800)	$0.35
Granted	600,000	$0.11
As at Sept. 30, 2003
and Sept. 30, 2004	2,450,000	$0.14
Expired	(475,000)	$0.25
Cancelled	(100,000)	$0.11
Exercised	(600,000)	$0.11
Granted	200,000	$0.33
Balance Sept. 30, 2005	1,475,000	$0.14

iii)

Warrants

At September 30, share purchase warrants were outstanding that may be exercised to purchase the number of common shares indicated:

	Number of Shares
Expiry	2005	2004	2003	Exercise price
March 14, 2006	3,000,000	3,000,000	3,000,000	$0.65
December 16, 2006 Notes 5 & 6	4,990,000	-	-	$0.12
December 21, 2006 Notes 5 & 6	9,091	-	-	$0.12
	7,999,091	3,000,000	3,000,000

Subsequent to year-end warrants were exercised to acquire 4,999,091 common shares at $0.12 per share.

Subsequent to year end, the Company reserved an additional 330,000 common shares for issuance upon the conversion of the 3,000,000 warrants that expire March 14, 2006.  The adjustment was required by the Warrant Indenture Agreement and will result in a maximum of 3,330,000 shares being issued upon conversion of these warrants.

7.      Gain on Dilution of Equity Investments

The gain on dilution of equity investments during the year ended September 30, 2005 pertained to the Company’s investments in Tyler Resources Inc., Manson Creek Resources Inc., and Northern Abitibi Mining Corp.  The gain during the year ended September 30, 2004 pertained to the Company’s investment in Tyler Resources Inc.  The Company’s interests in these companies were diluted when the investees issued capital stock to outsiders during the respective years.  The Company’s share of the additional assets introduced to the investee companies exceeded the cost of the Company’s interest surrendered, therefore a gain was recognized.

10

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2005

8.

     Sale of Mexican Mineral Property Interest

During the year ended September 30, 2004 the Company sold its approximate 40% mineral property interest in the Bahuerachi, Mexico property to Tyler Resources Inc., (Tyler), a company related by virtue of certain common officers and directors.  Tyler issued 13,336,000 shares at an agreed price of $0.06 per share in payment of the purchase price the aggregate value of which was in the range of values assigned to the property by an independent valuator.  The share price was negotiated and agreed to by independent committees of the board of directors of both companies.    The transaction between these related parties was reflected at the exchange amount, being the amount established and agreed to by the related parties.

9.

     Sale of Jolu Mill

Effective February 18, 2003 the Jolu Mill and equipment were sold to Jolu Development Corp. (“JDC”), a new corporation whose sole shareholder immediately prior to the transaction was Golden Band Resources Inc. (“Golden Band”).  In consideration for the sale of the mill and equipment, JDC agreed to assume the liabilities associated with the mill, past, present and future, issue shares in its capital stock valued at $350,000 and assign a royalty to the Company based on $10 per tonne of ore processed through the mill, not to exceed $400,000 in total.  The mill had previously been written-off in the Company’s books and the equipment had a net book value of $8,400.  The value of the current liabilities net of any offsetting current assets that was assumed by JDC was $211,000.  In addition JDC assumed $330,000 of the total site restoration liability that was estimated on the Company’s books, and $329,000 of the reclamation deposit was transferred to JDC.

During the year ended September 30, 2004, pursuant to a shareholders agreement with Golden Band, the Company gave notice to Golden Band that it must acquire all of the Company’s shares in JDC in exchange for 1,166,667 common shares of Golden Band and the exchange was completed.

10.       Gain on sale of interest in Waddy Lake

A statement of Claim that had been filed against the Company, its 100%-owned subsidiary, Waddy Lake Resources Ltd., (“Waddy” Lake”), and certain current and past directors and officers of the two companies, seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid, was settled effective April 30, 2004 by mutual release. No amount will be payable by any of the parties named in the suit. Pursuant to the Settlement Agreement the Company sold 49% of its 100% share position in Waddy Lake for nominal consideration, and granted an option to acquire an additional 1% of the issued and outstanding Waddy Lake shares for nominal consideration.

Pursuant to the agreement the Company is to receive $800,000 over four years: $200,000 upon execution of the agreement, (received), and $200,000 in each of June 2005, (received), 2006 and 2007. This will be the Company’s only claim to the assets of Waddy Lake. Effective April 30, 2004, the Company ceased to consolidate the operations of Waddy Lake, recorded the gain on the partial sale of their investment and recorded the remaining investment at cost in a nominal amount. During fiscal 2004 the Company determined that it would record its future $200,000 instalment proceeds on an “as received” basis as a result of uncertainty regarding collection. The $200,000 gain reflected during the year ended September 30, 2005 represents one such payment.

11.      Stock-based compensation

Included in general and administrative expenses is stock-based compensation expense of $64,000.   The $64,000 fair value of  the 200,000 stock options granted, ($0.32 per option), during the year ended September 30, 2005 was estimated at the grant date using a Black-Scholes Option Pricing Model under the following assumptions:

Expected option life

3 years             Risk-free interest rate          3.13%

Expected volatility

359.0%            Expected dividend rate

                                     0.00%

The Black-Scholes Option Pricing Model was used to determine that there was no material value associated with the options granted during fiscal 2003 using a risk-free interest rate of 3.2%, volatility of 319% and nil dividend yield over the four year expected life.

11

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2005

12.      Earnings per share

	2005	2004	2003
Basic weighted average number of common shares	33,327,782	28,154,081	28,154,081
Effect of dilutive securities: Assumed convertible debenture conversion	-	5,500,000	-
Stock options	634,794	-	-
Warrants	2,017,914	500,000	-
Diluted weighted average number of common shares	35,980,490	34,154,081	28,154,081
Net earnings (loss) available to common shares	$3,693,390	$870,364	$(804,667)
Interest expense on convertible debentures assumed converted (net of tax)	-	21,780	-
Net earnings adjusted for diluted computation	$3,693,390	$892,144	$(804,667)

The dilutive effect of stock options and warrants was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock options and warrants are exercised, and then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of the Company’s common shares for the period.

Excluded from the calculation of diluted earnings per share during fiscal 2005 were the warrants exercisable at $0.65 per share and options exercisable at $0.33 per share, as the exercise prices were greater that the average price of the Company’s shares for the year ended September 30, 2005.

Excluded from the calculation of diluted earnings per share during fiscal 2004 were the warrants exercisable at $0.65 per share and the options exercisable at $0.11 and $0.25 per share as the exercise prices were equal to or greater than the average trading price of the Company’s common shares for the year ended September 30, 2004. There were no adjustments pertaining to 2003 because there was a loss and the calculation proved to be anti-dilutive.

13.

Related Party Transactions and Commitment

During the year ended September 30, 2005 a company, related by virtue of certain common officers and directors, charged $28,000, (2004 - $25,000, 2003 – $21,000), for the Company’s share of office base rent, operating costs and miscellaneous expenses.  Pursuant to a sublease agreement with the related company, the Company is committed to pay its share of lease operating costs and base lease expenses which approximate fair market value.  The committed base lease costs for the following years are $11,000 in 2006 and $2,700 in 2007, the final year of the lease.  The Company will also be required to pay its share of lease operating costs in each of these years, which in 2006 is expected to aggregate $10,000.

During the year ended September 30, 2005 companies, in which an officer or director is a controlling shareholder, charged the Company $41,000, (2004 - $25,000, 2003 - $34,000), for administrative services.  The services were recorded at the exchange amount being that established and agreed to by the two parties.  The related party payable at September 30, 2005 pertained to these charges that were unpaid at year-end.

Administrative billings to corporations related by virtue of certain common officers and directors aggregated $121,000 during the year ended September 30, 2005, (2004 - $80,000, 2003 - $62,000).  Related party receivables at September 30, 2005 and September 30, 2004 pertained to these charges that were unpaid at year-end.

During previous years a company related by virtue of certain common officers and directors, was the operator of a mineral property joint venture and charged the Company for its share of third party exploration billings, in addition to an overhead fee of 10% thereon.  The 10% administrative fee is a standard rate in non-related joint venture arrangements.   The exploration billings for the year ended September 30, 2004 aggregated $10,500, (2003 - $121,000), and a 10% overhead fee of $1,050 was billed, (2003 - $12,000).   There were no charges in 2005.   See also note 5 and note 8.

12

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2005

14.     Income Taxes

a)

Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

	2005	2004	2003
Computed expected income taxes (recovery) at a
combined Provincial and Federal rate of 34%
(2004 – 34%, 2003 – 38%)	$1,256,000	$296,000	(306,000)
Effect on income taxes resulting from:
Change in valuation allowance	(584,000)	(7,139,000)	(1,981,000)
Non-taxable investment gains/income	(809,000)	(1,039,000)	-
Sale of subsidiary and consequential
loss of tax pools and losses	-	6,851,000	-
Change in tax rates	-	1,031,000	592,000
Losses expired	-	-	785,000
Non-deductible amounts and adjustments	137,000	-	910,000
Total income tax expense	$-	$-	$-

As at September 30, the significant components of the Company’s future income tax asset were as follows:

	2005	2004
	(at 34%)	(at 34%)
Losses carried forward	$ 573,000	$573,000
Tax values in excess of book values:
Mineral properties and capital assets	418,000	568,000
Investments	1,076,000	1,510,000
Future income tax asset before valuation allowance	2,067,000	2,651,000
Valuation allowance	(2,067,000)	(2,651,000)
Future income tax asset	$ -	$-

b)

The Company has accumulated non-capital losses for income tax purposes of approximately $1,684,000.   Unless sufficient taxable income is earned in future years these losses will expire as follows:

2006	$ 134,000
2007	764,000
2008	43,000
2011	743,000
$1,684,000

c)

At September 30, 2005, the Company has available the following amounts which may be deducted, at the annual rates indicated below, in determining taxable income of future years.

	Amount	Rate
Canadian exploration expense	$386,000	100%
Foreign exploration and
development expense	788,000	10%
Undepreciated capital cost	72,000	20-30%
	$1,246,000

13

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2005

15.      Segmented Information

As at September 30, 2005 and September 30, 2004, the Company’s only business segment pertained to holding investments in primarily mineral exploration companies. Further, all identifiable assets of the Company pertained to Canadian operations as of September 30, 2005 and September 30, 2004.  During fiscal 2003 and 2004, Mexican mineral property write-offs of $300,754 and $11,580 respectively were included in earnings (loss).  Net earnings during the year ended September 30, 2005 was wholly attributable to Canadian operations.

16.

Comparative amounts

Certain comparative amounts have been reclassified to conform to the financial statement presentation adopted in the current year.

17.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles

The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).  The effect of applying US GAAP to our financial statements is summarized in the following tables.

14

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2005

17. Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)
Statements of Operations and Deficit:
Net Earnings (Loss):	2005	2004	2003
As reported – Canadian GAAP	$ 3,693,390	$ 870,364	$ (804,667)
Gain on sale of exploration properties (a) (b)	-	800,000	2,777,000
Exploration expenditures – expensed in year incurred (b)	-	(22,029)	(132,691)
Accreted interest debenture (c)	5,436	26,100	13,275
Write-down of mineral property and equipment reversed - costs previously written-off for US GAAP purposes (b)	-	22,029	300,754
Mark to market trading securities (d)	-	31,300	-
Change in equity in loss of investees (e)	(565,536)	694,046	216,397
Eliminate gain on dilution of equity investment (e)	(2,003,811)	(459,300)	-
Adjust write-offs and loss on sale of investments due to different cost basis for US GAAP purposes (a)(d)(e)(f)	(1,324,053)	(363,506)	303,537
Net Earnings (Loss) – US GAAP	(194,574)	1,599,004	2,673,605
Change in unrealized valuation gain (loss) “available-for-sale” investments (f)	88,146	(11,681)	(294,482)
Realized gain (loss) upon sale of investments (f)	218,681	33,040	-
Comprehensive Earnings US GAAP (g)	$ 112,253	$ 1,620,363	$ 2,379,123
Earnings (Loss) Per Share
Canadian GAAP basic earnings (loss) per share	$ 0.11	$ 0.03	$ (0.03)
Canadian GAAP diluted earnings (loss) per share	$ 0.10	$ 0.03	$ (0.03)
US GAAP basic earnings (loss) per share	$ 0.00	$ 0.06	$ 0.09
US GAAP diluted earnings (loss) per share	$ 0.00	$ 0.05	$ 0.08
Deficit:
As reported – Canadian GAAP	$ (36,688,906)	$ (40,382,296)	$ (41,252,660)
Previous period adjustments	637,940	(90,700)	(3,568,972)
Current income adjustments	(3,887,964)	728,640	3,478,272
Deficit, US GAAP	(39,938,930)	(39,744,356)	(41,343,360)
Accumulated other comprehensive income (loss) (g)	33,704	(273,123)	(294,482)
Deficit and accumulated other comprehensive income (loss) – US GAAP	$ (39,905,226)	$ (40,017,479)	$ (41,637,842)

Balance Sheets:
September 30	2005		2004
	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP
Assets
Current assets (d)	$ 3,810,232	$ 3,810,232	$ 353,780	$ 385,080
Investments (a) (e) (f)	3,409,664	148,533	2,865,048	3,159,190
Total Assets	$ 7,219,896	$ 3,958,765	$ 3,218,828	$ 3,544,270

Liabilities and Shareholders’ Equity
Current liabilities	$ 312,323	$ 312,323	$ 195,081	$ 195,081
Convertible debentures (c)	-	-	517,375	550,000
Capital stock (c)	43,119,885	43,094,791	42,644,074	42,644,074
Equity component of convertible debentures (c)	-	-	72,000	-
Contributed Surplus (c)	476,594	456,877	172,594	172,594
Deficit	(36,688,906)	(39,938,930)	(40,382,296)	(39,744,356)
Accumulated comprehensive income (loss)	-	33,704	-	(273,123)
Total Shareholders’ Equity	$ 7,219,896	$ 3,958,765	$ 3,218,828	$ 3,544,270

15

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2005

17.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

a)

Sale of Saskatchewan Exploration Properties

The Company negotiated the sale of a portfolio of Saskatchewan exploration properties during fiscal 2002.  The Company was satisfied that all conditions of the draft agreement would be met at year-end and this was confirmed during the subsequent events period.  As a result the Company recorded the sale at the end of fiscal 2002.  The sale actually closed early in fiscal 2003.

For Canadian GAAP purposes the sale was recorded in the fiscal 2002 financial statements and the value assigned to the sale was based upon the fair value of the shares received in exchange for the properties, (“the Golden Band Shares”), at the time that the agreement was negotiated.  US GAAP would dictate that the transaction be recorded on the closing date and that the market value of the Golden Band Shares on the closing date be used to value the transaction.  As these exploration properties were previously written-off for US GAAP purposes the full amount of the proceeds, $2,777,000, was recognized as a gain on sale of mineral properties during fiscal 2003.  Further $2,777,000 became the US GAAP carrying value of the Golden Band Shares.  In each of 2005 and 2004, the carrying value of the Golden Band Shares was adjusted for US purposes to reflect the revised cost and gains and losses on sales of these shares were adjusted accordingly.

b)

Exploration Properties

Under Canadian GAAP the costs relating to the acquisition and exploration of mineral properties were capitalized on an area of interest basis.  Costs related to abandoned properties, and costs related to properties which the company had assessed as not viable were charged to expense in the year in which such a determination was made.  Under US GAAP, exploration costs cannot be capitalized until the Company has objective reasonable assurance as to their recovery, generally upon receipt of a bankable feasibility study.  Consequently these start-up costs must be expensed as incurred.

c)

Convertible Debentures

Under US GAAP, the $550,000 cash proceeds from the Convertible Debentures would be characterized as debt.  For Canadian GAAP purposes the proceeds were allocated between the equity and debt components.  Additional interest expense was accreted over the life of the debenture with an equal accretion to the liability component of the debenture.

During fiscal 2005 the debentures were converted to equity.  The combined carrying value of the debt and equity portion of the debt was allocated to capital stock and contributed surplus in recognition of the capital stock and warrants issued respectively, upon conversion.  As the carrying value of the debt for US GAAP purposes differed from that for Canadian purposes, the amount to be credited to capital stock and contributed surplus, respectively also differed.

For US GAAP purposes, the fair value of the debentures as at September 30, 2004 was $516,000, ( 2003 - $498,000). Fair value was determined by discounting the expected future cash flows of the debentures at current rates for debt instruments with similar terms.

d)

Marketable Securities

Marketable securities were included in current assets at September 30, 2004.  Under Canadian GAAP these portfolio investments were carried at the lesser of cost and fair market value.  Fair market value was greater than cost, consequently no adjustment was made to the carrying value of this investment for Canadian GAAP purposes.  As the Company had acquired these investments with the intent of selling them in the near term, they qualified as “trading securities” for US GAAP purposes.  As dictated by US GAAP, the unrealized gains and losses with respect to these investments were recognized in earnings and the carrying value of the investment was adjusted to fair value at period-end.

e)

Equity Investments

The Company’s equity investments are in corporations that have exploration properties that are accounted for in accordance with Canadian GAAP as described in note 17(b) above.  For US GAAP purposes the exploration costs would be written-off as incurred and the Company’s share of these write-offs would increase the Company’s equity in losses of equity investments.

16

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2005

17.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

e)

 Equity Investments (continued)

For Canadian GAAP purposes, when the Company’s equity-accounted investment in a corporation was diluted through the issuance of shares by the investee to outside parties, a gain or loss on dilution was recorded based on the difference between the issue price per share and the Company’s carrying value per share on the issue date.  For US purposes a gain or loss would be recorded only when the Company disposes of an interest in the equity-accounted investment.

f)

Portfolio Investments

Portfolio investments in shares of public companies have been recorded at cost, less a provision for decreases in value considered to be other than temporary.  Under US GAAP, the Company is required to record these “available-for-sale” investments at fair value and record the unrealized gains or losses as a component of other comprehensive income under shareholders’ equity.

g)

Comprehensive Earnings (Loss)

Under US GAAP, FAS 130 requires that companies report comprehensive income as a measure of overall performance.  Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  The only component of comprehensive income that currently affects the company’s performance is unrealized holding gains and losses on “available-for-sale” investments as discussed in 17(f) above.  Under current Canadian GAAP there is no similar concept to comprehensive income, however a new accounting pronouncement which will become effective in future years will align Canadian and US GAAP as it relates to comprehensive income.  See note 17(h).

h)

New Accounting Pronouncements

The following new accounting pronouncements in both Canada and the United States may have a material effect on the Company’s financial statements in future years:

CANADA

Financial Instruments

Section 3855 of the CICA Handbook prescribes when to recognize a financial instrument on the balance sheet and at what value.  It also describes how to present financial instrument gains and losses. This pronouncement will effectively harmonize Canadian GAAP with the US GAAP treatment that is prescribed in FAS 115.

The new Canadian rules will become effective for the Company’s 2007 fiscal year, however earlier adoption is permitted.

Comprehensive Income

Section 1530 of the CICA Handbook addresses the disclosure of changes in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources.  This pronouncement will effectively harmonize Canadian GAAP with the US GAAP treatment that is prescribed in FAS 130.

The new Canadian rules will become effective for the Company’s 2007 fiscal year, however earlier adoption is permitted.

Non-monetary Transactions

Section 3831 of the CICA Handbook, requires all non-monetary transactions to be measured at fair value unless: a) the transaction lacks commercial substance, b) neither the fair value of the assets given up nor assets acquired is reliably measurable, c) the transaction involves a transfer to owners that represents a spin-off or restructuring or, d) the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to outside customers.  This release is effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006, with an allowance for early adoption.

17

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2005

17.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

h)

New Accounting Pronouncements (continued)

UNITED STATES

Exchanges of Non-monetary Assets

FAS 153 requires that all non-monetary exchanges be accounted for at fair value except for exchanges of non-monetary assets that do not have commercial substance.  An exchange is considered to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This pronouncement is effective for non-monetary exchanges occurring in periods beginning after June 15, 2005.

Share-Based Payment

FAS 123R requires companies to recognize compensation costs for all types of stock options in the financial statements. Pro-forma disclosure will no longer be an allowable alternative to financial statement recognition.   The standard also revises certain requirements for accounting for other types of share-based payments.  This standard is effective for interim and annual periods beginning after June 15, 2005 for public entities that do not file as small business issuers.

As the Company has been recording stock based compensation in the financial statements since October 1, 2002, FAS 123R will not alter the Company’s accounting for stock-based compensation.

Accounting Changes and Error Corrections

FAS 154, changes the requirements for the accounting for and reporting of a change in accounting principle.  The pronouncement requires that companies report voluntary changes in accounting principle via retrospective application, unless impracticable.  This rule will be effective for the Company’s 2007 fiscal year.

18

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

The information included in this document should be read in conjunction with the audited financial statements for the year ended September 30, 2005 and related notes thereto.  The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company’s financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles.  The effective date of this MD&A is January 15, 2006.  All dollar amounts are in Canadian Dollars unless otherwise stated.

1)

Principal Business of the Company

The Company’s business consists of holding investments in primarily mineral exploration companies.  At September 30, 2005, it had significant holdings in three related mineral exploration companies, Manson Creek Resources Ltd., Northern Abitibi Mining Corp. and Tyler Resources Inc.  The Company’s investment policy, as it pertains to these mineral exploration company investments, can be described as “buy-and-hold.”  If management determines at any time that greater value can be realized by selling an investment than maintaining it, the Company will dispose of the investment or some portion thereof.   The Company may also, from time to time, acquire less significant holdings in companies that hold the possibility for relatively short-term gains.

The mineral exploration companies in which the Company invests do not have near-term sources of operating income.  Their value and potential to increase in value are primarily attributable to the perceived value of their exploration property holdings.  The Company’s significant investments, percentage interest held by the Company and the location of the investees’ significant exploration properties as at September 30, 2005 are summarized below:

Investee	Percentage interest	Mineral property locations	Prospective minerals
Tyler Resources Inc.	16%	Mexico, Saskatchewan	copper, gold
Manson Creek Resources Ltd.	25%	Yukon, British Columbia	silver, lead, zinc, copper
Northern Abitibi Mining Corp.	21%	Nevada, USA	silver, gold

All of the investments summarized in the above table, are accounted for on the equity basis, as the Company shares certain common officers and directors and exercises significant influence over the operating decisions of these companies.

Subsequent to year-end, the Company distributed 5,204,329 of its shares in Manson Creek and 7,286,300 of its shares in Northern Abitibi to Company shareholders by way of a dividend.   Immediately subsequent to the distribution, the Company had an approximate 2% interest in each of Manson Creek and Northern Abitibi. On January 15, 2006 the Company had a 0% interest in Northern Abitibi and a 2% interest in Manson Creek as a result of investment sales in the open market.   The Company ceased to equity-account for these investments on the distribution date.

19

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

2)

Operating Results

Years ended September 30, 2005, September 30, 2004, September 30, 2003

The Company had net earnings (loss) of $3,693,000 in the year ended September 30, 2005,(2004 - $870,000, 2003  - $(805,000)).  The more significant categories are summarized below:

	Year Ended September 30, 2005	Year Ended September 30, 2004	Year Ended September 30, 2003
Gain on disposal of investments	$ 2,583,434	$ 370,669	$ -	a
General and administrative expenses	(482,916)	(247,648)	(290,236)	b
Debenture interest	(12,308)	(59,100)	(30,601)	c
Equity in loss of investees	(629,321)	(888,856)	(216,397)	d
Write-down investments	-	(104,000)	(472,780)	e
Gain on dilution of equity investments	2,003,811	459,300	-	f
Gain on sale of interest in Waddy Lake Resources Inc.	200,000	1,354,416	-	g
Gain on sale of Jolu Mill	-	-	554,487	h
Write-down of mineral property and equipment	-	(22,029)	(300,754)	i
Site restoration expense	-	-	(46,000)	j
Other income and expense items	30,690	7,612	(2,386)	k
Net earnings	$ 3,693,390	$ 870,364	$ (804,667)

a.

Gain on Disposal of Investments

The gain on disposal of investments for the applicable years is comprised of the following:

Year ended	September 30, 2005		September 30, 2004
Investment	Number of Shares	Gain	Number of Shares/Units	Gain
Golden Band Resources Inc.	12,802,468	$ 1,701,216	2,917,000	$ 344,321
Manson Creek Resources Ltd.	500,000	92,385	-	-
Tyler Resources Inc.	475,000	699,173	-	-
Aloak Corp.	4,200,000	43,643	1,100,000	21,240
RSX Energy Inc.	90,000	47,017	10,000	2,208
Ultima Energy Trust	-	-	5,000	2,900
Total		$2,583,434		$ 370,669

b.  General and Administrative expenses

2005 compared to 2004

Legal fees increased $47,000 from 2004 to 2005.  The increase approximates fees associated with advice regarding possible reorganizations targeted at helping investors to realize the increase in value that is inherent in the Company’s assets, but not reflected in the Company’s share price.  The advice covered options available and the tax effect of those options as well as the effect on US warrant and shareholders and required regulatory reporting requirements.

During fiscal 2005 the Company increased its estimate of Saskatchewan mineral property lease costs payable for which no reimbursement is forthcoming from the purchaser of the properties that were sold in fiscal 2003.  The Company increased its liability by $114,000 during fiscal 2005 and this expense is included in 2005 expenses.  The Company expects to settle and pay these costs in fiscal 2006.

20

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

b.

General and Administrative expenses (continued)

2005 compared to 2004

The accrual of 2005 audit fees of $21,000 has contributed to an increase in expenses.  In prior years, the Company expensed these fees as incurred since the year-to-year effect was immaterial.  With the appointment of new auditors, the Company commenced to accrue the fees in the year that the auditors are examining.

Consulting fees, salaries and benefits increased $33,000 due to the high volume of investment transactions, research relating to value optimization options for the shareholders of the Company and greater reporting requirements, among other things.   Further, stock-based compensation of $64,000 was included in general and administrative costs for 2005, (2004 - $nil).  In addition the prior period included an expense recovery of $17,000 for which there was no equivalent in fiscal 2005.  These expense increases were offset by a decrease in legal costs associated with the Waddy Lake liability settlement.  During 2004 these costs aggregated $68,000, (2005 - $2,000).

2004 compared to 2003

The more significant variances in general and administrative costs were as follows: Legal costs associated with the Waddy Lake liability settlement increased $43,000 over 2003 due to a renewed legal effort to settle the lawsuit in 2004, culminating in the settlement described in note 10 to the financial statements.  During fiscal 2003 the Company incurred $53,000 in Jolu Mill lease and insurance costs.  These costs ceased effective with the sale in February, 2003, resulting in no such costs being incurred in fiscal 2004. During 2003, the Company incurred $13,000 in legal costs regarding a lawsuit disputing the ownership of a mineral property.  The suit was settled in favour of Gerle Gold during fiscal 2003, and no further legal costs were incurred in fiscal 2004.

c.  Debenture Interest

Debentures were converted into common shares near the end of the first quarter of fiscal 2005 hence there was limited interest expense during the year ended September 30, 2005.  Debenture interest during fiscal 2003 was less than that included in fiscal 2004 expenses.  The debentures were issued during December, 2002 and July, 2003, resulting in less than one full year’s interest being recorded in fiscal 2003.

d.  Equity in Loss of Investees

The Company records its share of earnings (loss) of equity investees and increases or reduces the carrying value of the investment in an equal amount.  The equity in loss of investees is comprised of the Company’s share of the losses of Manson Creek, Northern Abitibi and Tyler Resources as follows:

Year Ended:	September 30, 2005	September 30, 2004	September 30, 2003
Manson Creek Resources Ltd.	$ (316,382)	$(39,910)	$ (138,175)	i
Northern Abitibi Mining Corp.	(20,108)	(695,000)	(78,222)	ii
Tyler Resources Inc.	(292,831)	(153,946)	-	iii
Total	$ (629,321)	$(888,856)	$ (216,397)

i.

Manson Creek wrote-off properties in the current year, (the Company’s share - $240,000), while there were no such write-offs during 2004.  Further, Manson Creek recorded stock option compensation expense of $130,000 during 2005, (the Company’s share - $32,500). During fiscal 2003 Manson Creek wrote-off mineral properties, (the Company’s share - $107,000).

ii.

The reason for the significant loss in Northern Abitibi in the 2004 period was that Northern Abitibi had written-off all of its remaining mineral properties during the period when it had insufficient resources for further exploration on these properties.  Subsequent thereto, Northern Abitibi completed a private placement financing and acquired a promising mineral property in Nevada, USA. The equity in loss of Northern Abitibi in 2003 was relatively high compared to 2005 because mineral properties were written-off during fiscal 2003 and the Company reported significant stock option compensation expense, (the Company’s share of these costs - $46,000).

21

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

d.  Equity in Loss of Investees (continued)

iii.

 The Company acquired a significant investment in Tyler when it disposed of its interest in the Bahuerachi mineral property in exchange for Tyler shares on January 29, 2004.  Thereafter the Company commenced to record its investment in Tyler on the equity basis.  As a result, during fiscal 2003, there were no losses to record and during fiscal 2004 the Company recorded its share of Tyler’s losses for approximately eight months compared to twelve months in fiscal 2005.  Further, with Tyler’s increase in operations and the recording of stock option compensation expense of $1.2 million during the current year, its losses have increased, as has the Company’s share of these losses.

e.

Write-down Investments

During fiscal 2004, the Company wrote-down its investment in Northern Abitibi Mining Corp. and during fiscal 2003 the Company wrote-down its investment in Aloak to reflect declines in value that were considered other than temporary.

f.

Gain on Dilution of Equity Investments

The gain on dilution of equity investments in the 2005 fiscal year pertained to the Company’s investments in Tyler Resources Inc., Manson Creek Resources Ltd., and Northern Abitibi Mining Corp. The gain during fiscal 2004 pertained solely to the Company’s interest in Tyler Resources Inc.  The Company’s interests in these companies were diluted when the investees issued capital stock to outsiders during the year. The Company’s share of the additional assets introduced to the investee companies exceeded the cost of the Company’s interest surrendered, therefore a gain was recognized.

g.

Gain on Sale of Interest in Waddy Lake Resources Inc.

Refer to note 10 to the financial statements.  A portion of the Company’s investment in Waddy Lake Resources Inc. was sold during fiscal 2004 for nominal consideration plus $200,000 in staged payments over four years.  At the time of the transaction the Company determined that it would not record a receivable for the three $200,000 payments not yet received on the transaction date, since collection was considered uncertain, and determined that these payments would be recorded on an “as received” basis.  The current year gain represents the receipt of one such payment.

h.

Gain on Sale of Jolu Mill

During fiscal 2003 the Company completed its final divestment of Saskatchewan mineral property assets with the sale of the Jolu Mill.  The mill had been written-down to $1, during an extended period of declining mineral prices, and was sold during a more buoyant market.

i.

Write-down of Mineral Property and Equipment

 The Company’s last remaining mineral property was sold in January, 2004, therefore there is no comparable amount in fiscal 2005, nor is there expected to be in the future.  The write-down at the end of September, 2003 reflected management’s estimate of the decline in value of the Company’s Mexican mineral property interest that was subsequently sold in 2004.  During fiscal 2004, there were further costs incurred on this property that did not add to the value, hence they too were written-off.

j.

Site Restoration Expense

During fiscal 2003 the Company completed the sale of its Saskatchewan mineral property assets.  During fiscal 2003 it became apparent that additional site restoration costs needed to be accrued for costs that were not being assumed by the purchaser.  These costs in the amount of $46,000 are included in the fiscal 2003 expenses.

22

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

k.

Other Income and Expense

This category is comprised of interest income during fiscal 2005 and fiscal 2004.  The 2003 amount is the net of interest income and amortization of capital assets.  Interest income was significantly higher during fiscal 2005 due to the significant cash balances resulting from numerous investment sales during the year.

3)

  Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2005	2004	2003
Financial Results
Gain on sale of investments	$ 2,583,434	$ 370,669	$ -
Interest revenue	$ 30,690	$ 7,612	$ 7,690
Net Earnings (Loss)	$ 3,693,390	$ 870,364	$ (804,667)
Basic earnings (loss) per share	$ 0.11	$ 0.03	$(0.03)
Diluted earnings (loss) per share	$ 0.10	$ 0.03	$(0.03)
Financial Position
Working capital	$ 3,497,909	$ 158,699	$ 77,761
Total assets	$ 7,219,896	$ 3,218,828	$ 3,587,293
Share Capital	$ 43,119,885	$ 42,644,074	$ 42,644,074
Equity component of convertible debentures	$ -	$ 72,000	$ 72,000
Contributed Surplus	$ 476,594	$ 172,594	$ 172,594
Deficit	$ (36,688,906)	$ (40,382,296)	$(41,252,660)

4)

Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Sept.30 2005	June 30 2005	Mar.31 2005	Dec.31 2004	Sept.30 2004	Jun.30 2004	Mar.31 2004	Dec 31 2003
Interest income (note)	$ 16,493	$ 6,961	$ 6,189	$ 1,047	$ 797	$ 1,118	$2,572	$ 3,125
Gain on disposal of investments	1,259,019	28,964	1,128,258	167,193	38,891	-	13,772	318,006
Net earnings (loss) before the undernoted	1,021,370	(228,887)	821,921	(124,825)	(130,344)	(771,917)	(279,207)	260,145
Gain on dilution of equity investments	53,472	1,379,533	488,508	82,298	-	-	459,300	-
Mineral exploration business items	-	200,000	-	-	(1,859)	1,353,525	-	(19,279)
Net Earnings (Loss)	1,074,842	1,350,646	1,310,429	(42,527)	(132,203)	581,608	180,093	240,866
Basic Earnings (Loss) per share	$0.03	$0.04	$0.04	$ 0.00	$ 0.00	$ 0.02	$ 0.00	$ 0.01
Diluted Earnings (Loss) per share	$0.03	$0.04	$0.03	$ 0.00	$ 0.00	$ 0.02	$ 0.00	$ 0.01

Note:  In interim financial statements for periods previous to the quarter ended June 30, 2005, interest and other income had been aggregated. The “other income” was comprised of cost recoveries that have been reclassified as a reduction of expenses during the current year.  The above table reflects the reclassification of this “other income” for all periods in keeping with the newly adopted presentation.

23

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

4)   Selected Quarterly Information (continued)

The Company was formerly in the business of mineral exploration.  It converted to an Investment Company through a process of liquidating its mineral exploration assets in exchange for shares in mineral exploration companies. This liquidation process occurred over time and was completed by September 30, 2004.  Gains, losses and expenses relating to the mineral assets that were sold are disclosed separately above as “mineral exploration business” to assist in comparisons.

The investment-related income and loss items can vary significantly.  Factors such as the number of investments sold, proceeds received, whether there were investment write-downs, the amount of the Company’s share of losses of equity-accounted companies, (can vary significantly if mineral properties are written down in a period), and dilution gains or losses on investments all can result in dramatic changes in the financial results and balance sheet position reported by the Company over the periods under review above.  Investors should review the management discussion and analysis for the periods above for further details all of which can be accessed at www.sedar.com.

5)

Liquidity and Capital Resources

The Company’s working capital position at September 30, 2005 was $3,498,000, (2004 - $159,000, 2003 - $78,000).

The sale of investments contributed $4,247,000, (2004 - $711,000, 2003 - $1,200), cash to the Company and the acquisition of investments utilized $759,000, (2004 - $618,000, 2003 - $nil) of cash.  The investments sold during the years ended September 30, 2005 and 2004 were summarized under 2) Operating Results above.    Golden Band Resources Inc. shares were acquired in 2005 pursuant to the exercise of warrants.  The fiscal 2005 Golden Band purchases aggregated $179,000.  In addition the Company acquired 500,000 common shares of Manson Creek Resources Ltd. during the current year for $75,000 pursuant to the exercise of warrants and acquired 400,000 common shares and 400,000 warrants of Tyler Resources Inc. for $500,000 as well as 5,000 shares for $5,000.   The investment purchases in the 2004 fiscal year were comprised of Golden Band shares acquired through the exercise of warrants, $345,000, and through a private placement, $56,000; Manson Creek shares acquired through a private placement, $100,000; RSX Energy shares, $83,000 and Ultima Energy Trust units, $34,000.

Cash operating expenses exceeded interest income by $279,000 in fiscal 2005, (2004 - $273,000, 2003 - $225,000).

In both the 2004 and 2005 fiscal periods $200,000 was received for the sale of the Company’s investment in Waddy Lake Resources Inc.  Pursuant to the sale the Company would receive staged payments of $200,000 over four years, two of which it has received to date.

In the year ended September 30, 2004 the Company expended $70,000, (2003 - $69,000) cash on the Bahuerachi, Mexico mineral property prior to the sale of the property interest to Tyler Resources Inc.

During the year ended September 30, 2005 500,000 warrants were exercised by an officer for proceeds of $55,000. The warrants were issued pursuant to the conversion of debentures into units comprised of common shares and share purchase warrants.  Further, 600,000 stock options were exercised for net proceeds of $66,000.

The Company expended $7,000 on debenture interest, (2004 -$33,000, 2003 - $17,000).  The 2005 amount was payment in full of interest accruing to the date that the debentures were converted into common shares and warrants.  The Debenture proceeds of $550,000 were received in fiscal 2003.

During fiscal 2003 the Company advanced $25,000 to Tyler Resources by way of notes receivable.  During fiscal 2004, the full amount owing plus interest accruing thereon was repaid.

24

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

5)  Liquidity and Capital Resources (continued)

Primarily as a result of investment sales during fiscal 2005, the Company has more than sufficient resources to fund operations in fiscal 2006.

The Company has an investment portfolio that at September 30, 2005 had a fair value of approximately $20 million excluding the value of Manson Creek Resources Ltd., (Manson Creek), and Northern Abitibi Mining Corp.,(Northern Abitibi), shares.  Fair values are based on market quotes and may not represent actual proceeds should these investments be sold, particularly given the large holding in Tyler Resources Inc.  Subsequent to year end the Company distributed 5,204,329 Manson Creek shares and 7,286,300 Northern Abitibi shares by way of a dividend.   The costs associated with the distribution,  that will be paid subsequent to year-end, are estimated at $100,000.   Further the Company paid a $0.01 dividend per share to all shareholders of record on November 16, 2005.  The total cash dividend aggregated approximately $404,000.  The receipt of approximately $600,000 from the exercise of warrants and $83,000 from the exercise of options subsequent to year-end, more than offsets these expenditures.

6)

Related Party Transactions

The following non-arm’s length transactions, (amounts rounded to nearest $1,000), occurred during the years ended September 30, 2005:

Administrative

i)  The Company paid or accrued $28,000 to a corporation related by virtue of certain common officers and directors for rent of shared office space, lease operating and miscellaneous costs, (2004 - $25,000, 2003 - $21,000).

ii)  The Company paid or accrued $41,000 for consulting fees charged by officers’ and directors’ companies on an hourly or per diem basis for administrative services provided, (2004 - $25,000, 2003 - $34,000).

iii) The Company received or accrued from corporations related by virtue of certain common officers and directors $121,000 for allocated office and secretarial expenses, (2004 - $80,000, 2003 - $62,000).

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services.  Related party transactions were in the normal course of operations and were measured at the “exchange amount,” which is the amount of consideration established and agreed to by the related parties.

Other

Directors, or companies over which they have control or direction, subscribed to $450,000 of the $550,000 debentures that were outstanding at September 30, 2004.  The debentures were converted into units comprised of one common share and one share purchase warrant during December, 2004 resulting in the issuance of 5,499,091 common shares and 5,499,091 warrants.  An officer and director exercised 500,000 of these warrants at $0.11 per share during the year ended September 30, 2005.  The remaining warrants were exercised subsequent to year-end at $0.12 per share.

7)

Contractual Obligations

The Company is party to a sublease agreement for office space whereby it is committed to pay the base lease costs over the term of the lease as well as its share of lease operating costs.  The committed base lease costs for the fiscal years ended September 30 are $11,000 in 2006 and $2,700 in 2007 the final year of the lease.  Lease operating costs are expected to aggregate approximately $10,000 for fiscal 2006.

25

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

8)

Capital Stock and Contributed Surplus

a)

Authorized and Issued :

Authorized:  Unlimited number of shares without nominal or par value

Issued:

	Number of Shares	Capital Stock Amount	Contributed Surplus Amount
Balance, September 30, 2005	34,753,172	$43,119,885	$ 476,594
Cancelled	(67,408)	(83,600)	83,600
Issued upon exercise of warrants	4,999,091	839,891	(240,000)
Issued upon exercise of options	750,000	82,500	-
Balance, January 15, 2006	40,434,855	$43,958,676	$320,194

Subsequent to year-end the Company cancelled 67,408 common shares for no consideration.  These shares related to a previous reorganization when the Company acquired all of the shares of Waddy Lake Resources Inc. and issued the Company’s shares to the Waddy Lake shareholders as consideration.  Certain Waddy Lake shareholders had not exchanged their Waddy Lake Shares for 67,408 of the Company’s shares by the expiry date.

Subsequent to year end 750,000 stock options were exercised at $0.11 per share and all of the warrants that had been outstanding at year-end that related to the fiscal 2005 conversion of debentures, were exercised at $0.12 per share for total cash consideration of $599,891.  The $240,000 value of the warrants that was determined on the debenture conversion date, plus the cash consideration of $599,891 is reflected as an increase to capital stock.

b)

Stock options and warrants

Warrants

Details of changes in share purchase warrants from year-end to January 15, 2006 are as follows:

Expiry	Number of Shares	Exercise Price
March 14, 2006	3,000,000	$0.65
December 16, 2006	4,990,000	$0.12
December 21, 2006	9,091	$0.12
Balance outstanding September 30, 2005	7,999,091
Exercised (refer to 8 (a) above)	(4,999,091)	$.12
Additional shares issuable upon exercise of Warrants expiring March 14, 2006	330,000	$0.65
Balance January 15, 2006	3,330,000	$0.65

Pursuant to the Warrant Indenture Agreement pertaining to warrants expiring on March 14, 2006, an adjustment was required to the number of shares that could be purchased from 1 common share per warrant to 1.11 common shares per warrant.

Options

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance.  Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant.  Options are granted at the fair value of the shares around the grant date or a greater amount determined by the Directors.

The following stock option transactions occurred subsequent to year-end:

	Number of Shares	Average Exercise Price
Balance September 30, 2005	1,475,000	$0.14
Exercised	(750,000)	$0.11
Balance January 15, 2006	725,000	$0.17

26

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

9)

Directors and Officers

James Devonshire, Chief Executive Officer and Director       Edward Fry, Director

Gregory Smith, Chief Financial Officer and Director              Kerry Brown, Director

Robert Ingram, Director                                                           Barbara O’Neill, Corporate Secretary

Calvin Fairburn, Director

10)

Management Remuneration

The President, bills the Company through his majority-owned company for hours worked.  His rate and annual billings for the year ended September 30, 2005 are as follows:

Officer and position	Rate	Annual Billing 2005
Mr. Devonshire, Chief Executive Officer	$105 per hour	$ 41,000

Ms. O’Neill is a salaried employee of the Company.  Her salary for the year ended September 30, 2005 was $51,550.  The amount of her salary that pertained to work performed on behalf of related companies was billed to those companies.  The total portion of Ms. O’Neill’s salary billed to related companies was $38,000.

Directors are remunerated in cash for attendance at meetings of the board of directors or audit committee, ($500 for each meeting attended in person; $300 for each meeting attended by telephone).  Further they receive stock options in recognition of their service.  Details regarding directors’ and officers’ stock options can be found in the management proxy circular.  During the year ended September 30, 2005 Messrs. Fairburn, Smith and Ingram received $1,100 each for meetings attended.  Messrs. Sanders and Fry received $500 and $600 respectively during the year ended September 30, 2005.

11)

New Accounting Policies

Financial Instruments

Section 3855 of the CICA Handbook prescribes when to recognize a financial instrument on the balance sheet and at what value.  It also describes how to present financial instrument gains and losses. This pronouncement, will effectively harmonize Canadian GAAP with the US GAAP treatment that is prescribed in FAS 115.

The new Canadian rules will become effective for the Company’s 2007 fiscal year, however earlier adoption is permitted. Based on the Company’s current balance sheet, the investment in Golden Band Resources Inc. would be affected by this pronouncement.  Pursuant to section 3855, unrealized gains and losses in the investment would be reflected in the investment and in comprehensive income, (see below).  The investment is however immaterial at this point and it is likely that it will be sold before adoption of the new rule.  The new pronouncement would, however, apply to any other portfolio investments that the Company might acquire by the effective date of adoption, and the Company cannot determine at this point what effect this might have on its financial statements.

Comprehensive Income

Section 1530 of the CICA Handbook addresses the disclosure of changes in equity of an enterprise during a period resulting from transactions and other events and circumstances from non-owner sources.  This pronouncement, will effectively harmonize Canadian GAAP with the US GAAP treatment that is prescribed in FAS 130.

The new Canadian rules will become effective for the Company’s 2007 fiscal year, however earlier adoption is permitted.  See above, “financial instruments.”

12)

Critical Accounting Estimates

The Company uses the Black-Scholes Option Pricing Model in estimating the fair value of options granted during the period.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted and vested during the period.

27

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

12)  Critical Accounting Estimates (continued)

Assessments are made on an ongoing basis of whether investments should be written-down due to declines in market value that are considered to be other than temporary.  These assessments can be highly subjective.  During the periods disclosed, market values of all investments exceeded carrying values by significant amounts.

13)

Outlook

Management is currently investigating further options that would help shareholders to realize the significant value that has accumulated in their Company.   Management is also considering opportunities for the Company to change its business focus.  Management is evaluating potential active businesses that it might acquire.

14)

Risk Factors

An investment in the Company’s securities is considered speculative because the grass roots mineral exploration companies in which it invests are medium to long-term investments involving a high degree of risk.  In this sector, it is not unusual for an investor to have to wait several years before being able to profit from his investment and losses can be incurred fairly rapidly.  Few properties that are explored by these mineral exploration companies ultimately are developed into producing mines.  The long-term success of the corporations in which the Company invests will be, in part, directly related to the cost and success of exploration programs.  Substantial expenditures are required to establish ore reserves through drilling.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Although the Company has enjoyed the investor favor that is currently surrounding the mineral exploration and development sector and that is reflected in the fair value of the Company’s investments, the sector will continue to be volatile as the prices of the base and precious metals being explored continue to be volatile.

15)

Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated.  Such risks and uncertainties include risks related to the Company’s business including, but not limited to:  general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

16) Disclosure Controls and Procedures

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness and operation of the Company’s disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2005, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

17)   Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

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Corporate Information

Head Office:

Legal Counsel:

Suite 500, 926-5th Avenue S.W.

TingleMerrett LLP

Calgary, Alberta, T2P 0N7

1250 Standard Life Building

Ph: 403-233-7898

639-5th Avenue S.W.

Fax: 403-266-2606

Calgary, Alberta, T2P 0M9

Directors:

Bank:

James Devonshire

HSBC Bank of Canada

Gregory Smith

407-8th Avenue S.W.

Calvin Fairburn

Calgary, Alberta, T2P 1E5

Robert Ingram

Kerry Brown

Edward (Roger) Fry

Officers:

Auditors:

James Devonshire, President

PricewaterhouseCoopers LLP

Gregory Smith, Chief Financial Officer

Suite 3100, 111-5th Avenue SW

Barbara O’Neill, Secretary

Calgary, Alberta, T2P 5L3

Audit Committee:

Listed:

Robert Ingram

OTCBB (www.otcbb.com)

Edward Fry

CNQ (www.cnq.ca)

Kerry Brown

Transfer Agent & Registrar:

Symbol:

Computershare Trust Company of Canada

CDGEF (OTCBB)

600, 530-8th Avenue S.W.

CDGI (CNQ)

Calgary, Alberta

T2P 3S8

Website:

www.cdginvestments.ca

Email:

inquiries@cdginvestments.ca

29